UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
WYNDHAM HOTELS & RESORTS, INC.
(Name of Subject Company)
WYNDHAM HOTELS & RESORTS, INC.
(Name of Persons Filing Statement)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
98311A105
( CUSIP Number of Class of Securities)
Paul Cash, Esq.
General Counsel and Corporate Secretary
Wyndham Hotels & Resorts, Inc.

22 Sylvan Way
Parsippany, New Jersey 07054
Telephone: (973) 753-6000
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)
Copies to:
Daniel E. Wolf, Esq.
David B. Feirstein, Esq.
Carlo F. Zenkner, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is Wyndham Hotels & Resorts, Inc., a Delaware corporation (“Wyndham” or the “Company”). Wyndham’s principal executive offices are located at 22 Sylvan Way, Parsippany, New Jersey 07054. Wyndham’s telephone number at this address is (973) 753-6000.
Securities
The title of the class of equity securities to which this Statement relates is Wyndham’s common stock, par value $0.01 per share (“Wyndham Common Stock”). As of December 13, 2023, there were 81,341,433 shares of Wyndham Common Stock outstanding.
Item 2.	Identity and Background of Filing Person
Name and Address
The name, business address and business telephone number of Wyndham, which is the subject company and the person filing this Statement, are set forth in Item 1 above. Wyndham’s website address is http://investor.wyndhamhotels.com. The information on Wyndham’s website should not be considered a part of this Statement.
Exchange Offer
This Statement relates to the unsolicited offer by Choice Hotels International, Inc., a Delaware corporation (“Choice”), through its wholly owned subsidiary, WH Acquisition Corporation (“Purchaser”), a Delaware corporation, to exchange any and all of the issued and outstanding shares of Wyndham Common Stock for, at the election of the holder, (i) $49.50 in cash and 0.324 shares of Choice common stock, par value $0.01 per share (“Choice Common Stock”) (together with the $49.50 in cash, the “Standard Offer Consideration”), (ii) an amount in cash (the “Cash Offer Consideration”) equal to the equivalent market value of the Standard Offer Consideration (based on the volume-weighted average of the closing prices of Choice Common Stock as quoted on the New York Stock Exchange (the “NYSE”) over the five NYSE trading days ending on the 10th business day preceding the Expiration Date (as defined below)) or (iii) a number of shares of Choice Common Stock (the “Stock Offer Consideration”) having a value equal to the equivalent market value of the Standard Offer Consideration (based on the volume-weighted average of the closing prices of Choice Common Stock as quoted on the NYSE over the five NYSE trading days ending on the 10th business day preceding the Expiration Date), subject to proration, as disclosed in the Prospectus/Offer to Exchange dated December 12, 2023 (the “Offer to Exchange”) and the related Letter of Transmittal. In the event the Competition Laws Condition (as defined below) remains unsatisfied as of the one-year anniversary of the Minimum Tender Condition (as defined below) (such date, the “Ticking Fee Commencement Date”), subject to, and conditioned upon, acceptance of the shares tendered in the Offer, each share of Wyndham Common Stock will be entitled to receive an additional amount (the “Additional Consideration”), payable in cash or shares of Choice Common Stock, at Choice’s election, equal to (a) $0.45 multiplied by (b) the number of calendar months elapsed after the Ticking Fee Commencement Date to (but excluding) the date of acceptance of the shares tendered in the Offer (prorated for any partial months based on (1) the number of days after the Ticking Fee Commencement Date in the calendar month in which the Ticking Fee Commencement Date occurs divided by the number of calendar days in such calendar month and (2) the number of days prior to the date of acceptance of the shares tendered in the Offer in the calendar month in which such date occurs divided by the number of calendar days in such calendar month). In addition, on December 12, 2023, Choice filed a Tender Offer Statement on Schedule TO and a Registration Statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”) in connection with the Offer. Holders of shares of Wyndham Common Stock whose shares are exchanged in the Offer will receive cash in lieu of any fractional shares of Choice Common Stock to which they would otherwise be entitled (based on the volume-weighted average of the closing prices of Choice Common Stock as quoted on the NYSE over the five NYSE trading days ending on the 10th business day preceding the Expiration Date). The exchange offer is being made on the terms and subject to the conditions set forth in the Offer to Exchange and related documents. The exchange offer and the value of the consideration offered thereby, together with all of the terms and conditions applicable to the exchange offer, is referred to in this Statement as the “Offer.” According to the Offer to Exchange, the Offer will expire at 5:00 p.m., New York City time, on March 8, 2024 (such time, as it may be extended, the “Expiration Date”), unless Choice extends or earlier terminates the Offer.
According to the Offer to Exchange, the purpose of the Offer is for Choice to acquire all of the outstanding shares of Wyndham Common Stock in order to combine the businesses of Choice and Wyndham. Choice has indicated that it intends promptly after consummation of the Offer, to cause Purchaser to merge with and into Wyndham pursuant to Section 251 of the DGCL (as defined below) (the “First Merger”), immediately following which, Wyndham will merge with and into a newly formed wholly owned subsidiary of Choice (together with the First Merger, the “Second-Step Mergers”), after which Wyndham would be a wholly owned direct or indirect subsidiary of Choice. According to the Offer to Exchange, the purpose of the Second-Step Mergers is for Choice to acquire all issued and outstanding shares of Wyndham Common Stock that are not acquired in the Offer. In the Second-Step Mergers, each remaining share of Wyndham Common Stock (other than shares of Wyndham Common Stock held by Choice and its subsidiaries and shares of Wyndham Common Stock held in treasury by Wyndham and other than shares of Wyndham Common Stock held by Wyndham stockholders who properly exercise applicable dissenters’ rights under Delaware law) will be cancelled and converted into the right to receive, at the election of the holder, the Standard Offer Consideration, the Cash Offer Consideration or the Stock Offer Consideration, subject to proration. After the Second-Step Mergers, Choice would own all of the issued and outstanding shares of Wyndham Common Stock.
In the Form S-4, Choice has also stated its intent to nominate, and has stated that it will solicit proxies for the election of, a slate of nominees for election to the Board of Directors of Wyndham (the “Wyndham Board”) at Wyndham’s 2024 annual meeting of stockholders (the “Wyndham 2024 Annual Meeting”) that includes at least a sufficient number of nominees who, if elected, would constitute a majority of the Wyndham Board.
The Offer is subject to numerous conditions, which include the following, among others:
•
The “Minimum Tender Condition” – there shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer, a number of shares of Wyndham Common Stock which, together with any other shares of Wyndham Common Stock that Choice (or its controlled affiliates, including Purchaser) then owns or has a right to acquire, is a majority of the total number of outstanding shares of Wyndham Common Stock on a fully diluted basis as of the date that Choice accepts shares of Wyndham Common Stock for exchange pursuant to the Offer;

•
The “Anti-Takeover Devices Condition” – the impediments to the consummation of the Offer and the Second-Step Mergers which the Wyndham Board can remove shall have been rendered inapplicable to the Offer and the Second-Step Mergers, including the occurrence of following (in the reasonable judgment of Choice):

○
the Wyndham Board shall have approved the Offer and the Second-Step Mergers under Section 203 of the Delaware General Corporation Law (the “DGCL”), or Section 203 of the DGCL shall otherwise be inapplicable to the Offer and the Second-Step Mergers or Choice shall acquire in the Offer in excess of 85% of the shares of Wyndham Common Stock outstanding at the time the transaction commenced in accordance with Section 203 of the DGCL;

○	the Wyndham Board shall have taken steps to ensure that the Second-Step Mergers can be completed in the short-form manner permitted by Section 251(h) of the DGCL; and
○
any other impediments to the consummation of the Offer and Second-Step Mergers of which Choice is (on the date of the Offer to Exchange) unaware and which the Wyndham Board can remove shall have been removed or otherwise rendered inapplicable to the Offer and the Second-Step Mergers;

•
The “Choice Stockholder Approval Condition” – the stockholders of Choice shall have approved (i) the issuance of Choice Common Stock contemplated in connection with the Offer and the Second-Step Mergers, in accordance with the rules of the NYSE, on which the Choice Common Stock is listed and (ii) other matters ancillary to the Offer and the Second-Step Mergers. According to the Offer to Exchange, Choice expects to file a preliminary proxy statement with respect to a special meeting of Choice stockholders to obtain this approval prior to the Expiration Date, and it is Choice’s intention to obtain this approval prior to the Wyndham 2024 Annual Meeting;

•
The “Competition Laws and Governmental Approval Condition” – the waiting period applicable to the Offer and the Second-Step Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated (the “HSR Condition”). The waiting period (or extension thereof) applicable to the Offer and the Second-Step Mergers under any other applicable antitrust laws and regulations, other than the HSR Act, shall have expired or been terminated, and any approvals or clearances, including those required by any international bodies, if applicable, and, in each case, as determined by Choice to be required or advisable thereunder shall have been obtained on terms satisfactory to Choice (together with the HSR Condition, the “Competition Laws Condition”) and any other approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority as determined by Choice to be required or advisable shall have been obtained on terms satisfactory to Choice;

•
The “Diligence Condition” – Choice shall have been given access to Wyndham’s non-public information related to Wyndham’s business, assets, and liabilities to complete its confirmatory due diligence review and Choice shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting Wyndham’s business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer that would result or be reasonably likely to result in a diminution in the value of shares of Wyndham Common Stock or the benefits expected to be derived by Choice as a result of the transactions contemplated by the Offer and the Second-Step Mergers (in either event, a “Diminution of Value”);

•
The “Financing Condition” – Choice shall have obtained financing proceeds in amounts, together with its cash on hand, sufficient to consummate the Offer and the Second-Step Mergers and pay related fees and expenses;

•
The “Stock Exchange Listing Condition” – the Choice Common Stock issuable to Wyndham stockholders in connection with the Offer and the Second-Step Mergers shall have been approved for listing on the NYSE, subject to official notice of issuance;

•
The “Registration Statement Condition” – the Form S-4 shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”). No stop order suspending the effectiveness of the Form S-4 shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC;

•
The “No Injunction Condition” – no court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute or ordinance, common law, rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award or agency requirement (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer and the Second-Step Mergers; and

•
The “No Wyndham Material Adverse Effect Condition” – since December 31, 2022, there shall not have occurred any change, event, circumstance or development (“Circumstance”), that has had, or would reasonably be likely to have, a Wyndham Material Adverse Effect (as described in Annex A).

In addition to the foregoing conditions, the Offer is subject to the condition that none of the following events shall have occurred and be continuing and be of a nature that could reasonably be expected to make it inadvisable for Choice to complete the Offer or the Second-Step Mergers:
•
the “No Pending Litigation Condition” – there shall be threatened, instituted or pending any action, proceeding or application before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, (i) which challenges the acquisition by Choice of Wyndham Common Stock, seeks to restrain, delay or prohibit the consummation of the Offer or the Second-Step Mergers or seeks to obtain any material damages or otherwise directly or indirectly relates to the Offer or the Second-Step Mergers, (ii) which seeks to prohibit or impose material limitations on Choice’s acquisition, ownership or operation of all or any portion of Choice’s or Wyndham’s businesses or assets (including the businesses or assets of their respective affiliates and subsidiaries) or of Wyndham Common Stock (including, without limitation, the right to vote the shares purchased by Choice or an affiliate thereof, on an equal basis with all other shares of Wyndham Common Stock on all matters presented to the stockholders of Wyndham), or seeks to compel Choice to dispose of or hold separate all or any portion of its own or Wyndham’s businesses or assets (including the businesses or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer or the Second-Step Mergers, (iii) which might adversely affect Wyndham, Choice, or any of their respective affiliates or subsidiaries (“Adverse Effect”), or result in a Diminution in the Value, (iv) which seeks to impose any condition to the Offer or the Second-Step Mergers unacceptable to Choice, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Choice (A) divest, license, or hold separate (including by trust or otherwise) any businesses or assets of Choice, Wyndham or their respective affiliates, or (B) agree to or effect any action that limits any freedom of action with respect to Choice’s, Wyndham’s or their respective affiliates’ ability to retain, operate, manage, govern or influence any of their respective businesses or assets (which requirements in clauses (A) and (B) collectively referred to as a “Regulatory Action”), as long as such Regulatory Action would not have a material adverse effect on the financial condition, business, operations, assets, liabilities or results of operations of Choice, Wyndham and their respective subsidiaries, taken as a whole, or (v) adversely affecting the financing of the Offer;
•
other than the waiting periods under the HSR Act and any other applicable antitrust laws and regulations, any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Offer, the Second-Step Mergers or the transactions contemplated by the Offer or the Second-Step Mergers that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of the immediately preceding paragraph, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Choice agree to or effect any Regulatory Action as long as such Regulatory Action would not have a material adverse effect on the financial condition, business, operations, assets, liabilities or results of operations of Choice, Wyndham and their respective subsidiaries, taken as a whole;

•
there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the Nasdaq 100 Index by any amount in excess of 15% measured from the close of business on December 11, 2023, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) the outbreak or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (v) any limitation (whether or not mandatory) by any governmental authority or other regulatory agency on, or any other event which might affect the extension of credit by, banks or other lending institutions or the availability of the financing of the Offer, (vi) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•
Wyndham or any subsidiary of Wyndham shall have (i) issued, distributed, pledged or sold, or authorized, or proposed the issuance, distribution, pledge or sale of (A) any shares of its capital stock (other than sales or issuances pursuant to the present terms of employee stock awards outstanding on the date of the Offer to Exchange) of any class (including, without limitation, Wyndham Common Stock) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of Wyndham (other than any employee awards referred to in the financial statements in Wyndham’s Form 10-K for the fiscal year ended December 31, 2022), (B) any other securities in respect of, in lieu of or in substitution for Wyndham Common Stock or (C) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding shares of Wyndham Common Stock or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any shares of Wyndham Common Stock or any other security, whether payable in cash, securities or other property, other than Wyndham’s regular quarterly dividend of $0.35 per share of Wyndham Common Stock, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred, agreed to incur or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (vii) entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of Wyndham, which in any of the cases described in (i) through (vi) above might, individually or in the aggregate, have an Adverse Effect or result in a Diminution in Value;
•
Wyndham or any of its subsidiaries shall have amended or proposed or authorized any amendment to Wyndham’s Second[1] Amended & Restated Certificate of Incorporation (the “Wyndham Certificate of Incorporation”), Wyndham’s Third Amended and Restated By-Laws (the “Wyndham Bylaws”) or similar organizational documents, or Choice shall have learned that Wyndham or any of its subsidiaries shall have proposed, adopted or recommended any such amendment, which has not previously been publicly disclosed by Wyndham and also set forth in filings with the SEC prior to commencement of the Offer, in a manner that, in the reasonable judgment of Choice, might, directly or indirectly, (i) delay or otherwise restrain, impede or prohibit the Offer or the Second-Step Mergers or (ii) prohibit or limit the full rights of ownership of shares of Wyndham Common Stock by Choice or any of its affiliates, including, without limitation, the right to vote any shares of Wyndham Common Stock acquired by Choice pursuant to the Offer or otherwise on all matters properly presented to Wyndham stockholders;

•
Wyndham or any of its subsidiaries shall have transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into or otherwise effected with its officers or any other employees any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to such employee or employees as a result of or in connection with the transactions contemplated by the Offer or the Second-Step Mergers;

•
(i) a tender or exchange offer for some or all of the shares of Wyndham Common Stock has been publicly proposed to be made or has been made by another person (including Wyndham or any of its subsidiaries or affiliates, but excluding Choice or any of its affiliates), or has been publicly disclosed, or Choice otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Wyndham (including the Wyndham Common Stock), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Wyndham (including the Wyndham Common Stock) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of the Offer to Exchange, (ii) any such person or group which, prior to the date of the Offer to Exchange, had filed such a Schedule 13D or 13G with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Wyndham, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Wyndham constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Wyndham or (iv) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Wyndham or any assets or securities of Wyndham;

•	the “No Contractual Impairment Condition” – Choice becomes aware (i) that any material contractual right of Wyndham or any of its subsidiaries has been or will be impaired or otherwise adversely
[1]	We assume Choice is referring to Wyndham’s Third Amended & Restated Certificate of Incorporation, which is currently in effect.

affected or that any material amount of indebtedness of Wyndham or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the completion by Choice or any of Choice’s affiliates of the Second-Step Mergers or any other business combination involving Wyndham or (ii) of any covenant, term or condition in any instrument or agreement of Wyndham or any of its subsidiaries that, in Choice’s reasonable judgment, has or may have material adverse significance with respect to either the value of Wyndham or any of its subsidiaries or affiliates or the value of the Wyndham Common Stock to Choice or any of Choice’s affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the shares of Wyndham Common Stock by Choice or the completion of the Second-Step Mergers or any other similar business combination involving Wyndham); and/or
•
Wyndham or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving Wyndham or any of its subsidiaries or the purchase or exchange of securities or assets of Wyndham or any of its subsidiaries any type of option, warrant or right which, in Choice’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any shares of Wyndham Common Stock or other securities, assets or business of Wyndham or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange.

According to the Offer to Exchange, each of the foregoing conditions is for the sole benefit of Choice and may be asserted by Choice regardless of the circumstances (including any action or inaction by Choice) giving rise to any such conditions or, except as otherwise expressly set forth in the Offer to Exchange to the contrary, may be waived by Choice in whole or in part at any time and from time to time in Choice’s sole discretion. The Offer to Exchange further provides that the determination as to whether any condition has occurred shall be in Choice’s reasonable judgment and that judgment shall be final and binding on all parties, and that the failure by Choice at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. According to the Offer to Exchange, notwithstanding the fact that Choice reserves the right to assert the occurrence of a condition following acceptance for exchange but prior to exchange in order to delay issuance of Choice Common Stock or cancel Choice’s obligation to pay the consideration payable for properly tendered shares of Wyndham Common Stock, Choice will either promptly pay that consideration for properly tendered shares of Wyndham Common Stock or promptly return such shares of Wyndham Common Stock.
According to the Offer to Exchange, a public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.
For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.
The Offer to Exchange states that the principal executive offices of Choice are located at 915 Meeting Street, North Bethesda, Maryland and that the telephone number of its principal executive offices is (301) 592-5000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements
Except as described in this Statement or in the excerpts from Wyndham’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 28, 2023 (the “2023 Proxy Statement”), relating to the Wyndham 2023 Annual Meeting, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Wyndham or any of its affiliates, on the one hand, and (i) Wyndham or any of its executive officers, directors, or affiliates or (ii) Choice or any of its executive officers, directors, or affiliates, on the other hand. Exhibit (e)(1) to this Statement is incorporated herein by reference and includes the following sections from the 2023 Proxy Statement: “Governance of the Company—Director Independence Criteria,” “—Guidelines for Determining Director Independence,” “—Compensation of Directors,” “—2022 Director Compensation Table,” “—Non-Management Director Stock Ownership Guidelines,” “—Ownership of Company Stock,” “Executive Compensation—Compensation Discussion and Analysis,” “—2022 Summary Compensation Table,” “—2022 All Other Compensation Table,” “—2022 Grants of Plan-Based Awards Table,” “—Outstanding Equity Awards at 2022 Fiscal Year-End Table,” “—2022 Option Exercises and Stock Vested Table,” “—2022 Nonqualified Deferred Compensation Table,” “—Agreements with Named Executive Officers,” “—Potential Payments on Termination or Change-in-Control” and “—Related Party Transactions.”
The information contained in “Item 4. The Solicitation or Recommendation” below is incorporated herein by reference.
Any information contained in the pages from the 2023 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.
Relationship with Choice
According to the Offer to Exchange, as of December 12, 2023, Choice was the beneficial owner of 1,447,264 shares of Wyndham Common Stock, representing approximately 1.78% of the outstanding Wyndham Common Stock.
Consideration Payable Pursuant to the Offer
Shares of Wyndham Common Stock Held by the Directors and Executive Officers of Wyndham
If the directors and executive officers of Wyndham were to tender any shares of Wyndham Common Stock they own pursuant to the Offer and such shares were accepted for exchange by Choice, they would receive shares of Choice Common Stock and cash on the same terms and conditions as the other Wyndham stockholders. As of December 8, 2023, the directors and executive officers of Wyndham held an aggregate of 862,999 shares of Wyndham Common Stock (which, for clarity, excludes shares of Wyndham Common Stock subject to issuance pursuant to granted and outstanding stock options, time-based restricted stock units (“RSUs”), performance stock units (“PSUs”) and deferred stock units (“DSUs”)). If the directors and executive officers of Wyndham were to tender all such shares of Wyndham Common Stock for exchange pursuant to the Offer and those shares of Wyndham Common Stock were accepted in exchange for the Standard Offer Consideration by Choice and assuming the net exercise of stock options, the directors and executive officers of Wyndham would receive an aggregate of 279,611 shares of Choice Common Stock and $42,718,450.50 of cash (without giving effect to cash received in lieu of fractional shares of Choice Common Stock, if any). To the knowledge of Wyndham, none of the directors or executive officers of Wyndham currently intend to tender any shares of Wyndham Common Stock held of record or beneficially owned by such person for exchange pursuant to the Offer.
Equity-Based Awards Held by the Directors and Executive Officers of Wyndham
As of December 12, 2023, each of the directors and executive officers of Wyndham held equity awards issued pursuant to the Wyndham Hotels & Resorts, Inc. 2018 Equity and Incentive Plan (the “2018 Equity and Incentive Plan”), which is filed (including any award agreements thereunder and, with respect to DSUs issued thereunder, the Wyndham Hotels & Resorts, Inc. Non-Employee Directors Deferred Compensation Plan, as amended (the “NED Deferred Compensation Plan”), which governs certain additional provisions thereof) as Exhibits (e)(4), (6), (8), (9), (10), (11) and (12).

Under the 2018 Equity and Incentive Plan, consummation of the Offer would constitute a change-in-control of Wyndham. Upon a change-in-control, all equity awards made to directors and executive officers under the 2018 Equity and Incentive Plan fully vest and, with respect to awards held by executive officers, any performance conditions imposed with respect to awards are deemed to be fully achieved whether or not the executive officer’s employment is terminated.
Stock Options
As of December 12, 2023, the executive officers of Wyndham held options to purchase 984,909 shares of Wyndham Common Stock in the aggregate, with exercise prices ranging from $52.44 to $65.21 and an aggregate weighted exercise price of $55.97 per share, of which 836,731 were vested and exercisable. The non-employee directors of Wyndham do not hold stock options. If the Offer were completed on December 12, 2023 at a price per share of $73.672 (the average closing price of shares of Wyndham Common Stock on the five business days following October 17, 2023, the date Choice first publicly announced the Offer), the aggregate value of the shares subject to all outstanding stock options held by Wyndham’s executive officers (less the aggregate weighted average exercise price) would be $17,433,158.41.
RSUs
As of December 12, 2023, the executive officers of Wyndham held RSUs in respect of 422,008 shares of Wyndham Common Stock in the aggregate, all of which were unvested. As of December 12, 2023, the non-employee directors of Wyndham held RSUs in respect of 26,306 shares of Wyndham Common Stock in the aggregate, all which were unvested. If the Offer were completed on December 12, 2023 at a price per share of $73.672 (the average closing price of shares of Wyndham Common Stock on the five business days following October 17, 2023, the date Choice first publicly announced the Offer), the aggregate value of the shares subject to all outstanding RSUs held by (a) Wyndham’s executive officers would be $31,090,173.38 and (b) Wyndham’s non-employee directors would be $1,938,015.63.
PSUs
As of December 12, 2023, the executive officers of Wyndham held PSUs in respect of 265,126 shares of Wyndham Common Stock in the aggregate, all of which were unvested. The non-employee directors of Wyndham do not hold PSUs. If the Offer were completed on December 12, 2023 at a price per share of $73.672 (the average closing price of shares of Wyndham Common Stock on the five business days following October 17, 2023, the date Choice first publicly announced the Offer), the aggregate value of the shares subject to all outstanding PSUs held by Wyndham’s executive officers would be $19,532,362.67.
DSUs
As of December 12, 2023, the non-employee directors of Wyndham held DSUs in respect of 283,047 shares of Wyndham Common Stock in the aggregate, all of which are vested. The executive officers of Wyndham do not hold DSUs. If the Offer were completed on December 12, 2023 at a price per share of $73.672 (the average closing price of shares of Wyndham Common Stock on the five business days following October 17, 2023, the date Choice first publicly announced the Offer), the aggregate value of the shares subject to all outstanding DSUs held by Wyndham’s non-employee directors would be $20,852,638.58.
Other Potential Payments Upon Change-in-Control
See “Item 8. Additional Information—Information Regarding the Compensation of Wyndham’s Executive Officers” below for information regarding the potential payments upon a change-in-control of Wyndham to its executive officers.
Employment Agreement with Mr. Ballotti
On November 14, 2023, Wyndham and Geoffrey A. Ballotti, Wyndham’s Chief Executive Officer, entered into an Amended & Restated Employment Agreement (the “Amended Ballotti Agreement”). The term of Mr. Ballotti’s original Employment Agreement, dated June 1, 2018, as amended and restated as of February 23, 2021, and as of February 13, 2023 (the “Prior Ballotti Agreement”), was scheduled to expire on May 31, 2024. The Amended Ballotti Agreement extends Mr. Ballotti’s term of employment with Wyndham for a period of five years to May 31, 2029, provides for a base salary of no less than $1,300,000 and the opportunity to receive an annual bonus with a target percentage of no less than 175% (subject to achievement of performance goals), each effective as of January 1, 2024, and is otherwise on substantially the same terms and conditions as the Prior Ballotti Agreement (as further described below in “Item 8. Additional Information—Information Regarding the Compensation of Wyndham’s Executive Officers”).
Employment Letters with Messrs. Cash, Strickland and Ms. Checchio
On February 13, 2023, Wyndham and each of Paul Cash, Wyndham’s General Counsel, Scott Strickland, Wyndham’s Chief Information Officer, and Lisa Checchio, Wyndham’s Chief Marketing Officer, entered into an Amended & Restated Employment Letter (respectively, the “Amended Cash Letter,” the “Amended Strickland Letter” and the “Amended Checchio Letter”).
The Amended Cash Letter provides for the opportunity to receive an annual bonus with a target percentage of no less than 75% (subject to achievement of performance goals) and is otherwise on substantially the same terms and conditions as Mr. Cash’s original Employment Letter, dated May 16, 2018 (as further described below in “Item 8. Additional Information—Information Regarding the Compensation of Wyndham’s Executive Officers”).
The Amended Strickland Letter and the Amended Checchio Letter provide for the opportunity to receive an annual bonus with a target percentage of no less than 75% (subject to achievement of performance goals) and, in the event of a termination of employment without cause, reimbursement of the costs associated with continued COBRA health coverage for up to 18 months, and is otherwise on substantially the same terms and conditions as Mr. Strickland’s original Employment Letter, dated February 15, 2020, and Ms. Checchio’s original Employment Letter, dated February 25, 2020, respectively (as further described below in “Item 8. Additional Information—Information Regarding the Compensation of Wyndham’s Executive Officers”).
Compensation of Directors
Wyndham’s non-employee directors receive compensation for Wyndham Board service designed to compensate them for their responsibilities and align their interests with the interests of stockholders. Employee directors receive no additional compensation for Wyndham Board service.
Annual Retainer Fees. The table below describes 2023 annual retainer and committee chair and membership fees for non-employee directors. Directors do not receive additional fees for attending Wyndham Board or committee meetings.
	Cash-Based	Stock-Based	Total
Non-Executive Chair	$160,000	$160,000	$320,000
Lead Director	$132,500	$132,500	$265,000
Director	$105,000	$105,000	$210,000
Audit Committee Chair	$22,500	$22,500	$45,000
Audit Committee Member	$12,500	$12,500	$25,000
Compensation Committee Chair	$17,500	$17,500	$35,000
Compensation Committee Member	$10,000	$10,000	$20,000
Corporate Governance Committee Chair	$15,000	$15,000	$30,000
Corporate Governance Committee Member	$8,750	$8,750	$17,500
Executive Committee Member	$10,000	$10,000	$20,000
The annual director retainer and committee chair and membership fees are paid on a quarterly basis, 50% in cash and 50% in Wyndham Common Stock. The number of shares of stock issued is based on the stock price of Wyndham Common Stock on the applicable quarterly determination date. Directors may elect to receive the stock-based portion of their fees in the form of Wyndham Common Stock or DSUs.
A DSU entitles a director to receive one share of common stock following the director’s retirement or termination of service on the Wyndham Board for any reason and is credited with dividend equivalents during the deferral period in the form of additional DSUs. A director may not sell or receive value from any DSU prior to retirement or termination of service. Directors may also elect to defer any cash-based compensation or vested RSUs in the form of DSUs under the Company’s non-employee director deferred compensation plan.

Annual Equity Grant. In March 2023, each non-employee director of Wyndham was awarded a grant of time-vesting RSUs with a value of $125,000 which vests in equal annual increments over a four-year period. RSUs are credited with dividend equivalents subject to the same vesting restrictions as the underlying units.
Benefits and Other Compensation. Wyndham provides for up to a three-for-one Company match of a non-employee director’s qualifying charitable contributions. Wyndham matches each director’s personal contribution on a three-for-one basis up to a Wyndham contribution of $75,000 per year, with such contributions paid by Wyndham directly to the charitable organization.
Wyndham maintains a policy to provide non-employee directors annually with 500,000 Wyndham Rewards points. These Wyndham Rewards points have an approximate value of $4,177.11 and may be redeemed for rewards options including stays at Wyndham properties. Directors are permitted to hold up to a maximum of 1,000,000 Wyndham Rewards points under this policy and for this reason may be granted fewer than 500,000 points in a given year. Directors also receive an additional 30,000 points annually through their membership in the Wyndham Rewards program, valued at $250.63.
Letter Agreement with Stephen Holmes. In connection with his appointment as Non-Executive Chair of the Wyndham Board in June 2018, Wyndham entered into a letter agreement with Mr. Holmes, which provides him with an annual retainer of $320,000 payable 50% in cash and 50% in Wyndham equity as described above, $18,750 per year for his costs incurred in connection with retaining an administrative assistant, $12,500 per year for the cost of his office space, 50% of the cost of the lease associated with his vehicle through the earlier of the conclusion of the lease term and the conclusion of his service on the Wyndham Board, and reimbursement for 50% of the cost of his annual health and wellness physical. Mr. Holmes’ vehicle lease referenced above concluded in April 2022.
Indemnification of Directors and Officers
Wyndham is organized under the laws of the State of Delaware. Section 145 of the DGCL provides that a corporation may indemnify directors, officers, employees and agents of the corporation, as well as other individuals who are or were serving at the request of the corporation as directors, officers, employees and agents of other entities, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful.
A similar standard is applicable in the case of derivative actions, except where the person seeking indemnification has been adjudged liable to the corporation, the statute requires a court determination that such person is fairly and reasonably entitled to indemnity before there can be any indemnification.
As permitted by Section 102(b)(7) of the DGCL, the Wyndham Certificate of Incorporation, as amended, eliminates director and officer monetary liability to Wyndham or its stockholders for a breach of fiduciary duty to the fullest extent permitted by Delaware law.
The Wyndham Bylaws provide for the indemnification of Wyndham directors and officers to the maximum extent permitted by Delaware law. Article VIII of the Wyndham Bylaws provides that Wyndham is authorized to enter into individual indemnification contracts with directors and officers to the fullest extent permitted by Delaware law and that Wyndham shall not be required to indemnify any director or officer if (i) the director or officer has not met the standard of conduct that makes indemnification permissible under Delaware law or (ii) the proceeding for which indemnification is sought was initiated by such director or officer and such proceeding was not authorized or consented to by the Wyndham Board. In addition, Article VIII gives Wyndham the power to indemnify employees and agents to the maximum extent permitted by Delaware law.
Section 145 of the DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such. Wyndham maintains liability insurance for its directors and officers.

Item 4.	The Solicitation or Recommendation
Solicitation/Recommendation
After careful consideration, including review of the terms and conditions of the Offer in consultation with Wyndham’s outside financial and legal advisors, the Wyndham Board determined that the Offer is not in the best interests of Wyndham’s stockholders. Accordingly, for the reasons described in more detail below, the Wyndham Board unanimously recommends that Wyndham stockholders reject the Offer and NOT tender any of their shares of Wyndham Common Stock to Choice pursuant to the Offer. Please see “— Reasons for Recommendation” below for further detail.
If you have tendered any of your shares of Wyndham Common Stock, you can withdraw them. For assistance in withdrawing your shares of Wyndham Common Stock, you can contact your broker or Wyndham’s information agent, Innisfree M&A Incorporated (“Innisfree”), at the address and phone number below:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders: (877) 750-8307 (Toll-free from the U.S. and Canada)
or +1 (412) 232-3651 (from other countries)
Banks and brokers (call collect): (212) 750-5833
A copy of the press release relating to the recommendation of the Wyndham Board that Wyndham’s stockholders reject the Offer and not tender any of their shares of Wyndham Common Stock to Choice pursuant to the Offer is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.
Background of the Offer and Reasons for Recommendation
Background of the Offer
Wyndham evaluates on an ongoing basis its business strategy, capital allocation, and potential strategic alternatives in an effort to create incremental value for its stockholders. This evaluation is iterative and takes into account the perspectives of the Company’s stockholders and other considerations. In relation to Choice, approximately two decades ago Wyndham and Choice discussed an all cash acquisition of Choice by Wyndham but those discussions, along with other informal approaches between the parties across the ensuing years, never resulted in an actionable transaction.
On April 28, 2023, Stewart Bainum (Chairman of Choice) telephoned Stephen Holmes (Chairman of Wyndham) to express Choice’s interest in a transaction with Wyndham. Mr. Holmes told Mr. Bainum that he would wait to see any proposal, but as a public company the Wyndham Board had a responsibility to evaluate any serious proposal. Shortly following that call, Moelis & Company LLC (“Moelis”), financial advisor to Choice, sent the following letter to the Wyndham Board (the “April Proposal”):
Dear Directors:
On behalf of Choice Hotels International, Inc. (“Choice” or “we”), I am writing this letter to express Choice’s strong interest in a business combination with Wyndham Hotels & Resorts, Inc. (“Wyndham” or “you”) effected through a cash-and-stock transaction (the “Transaction”) that has compelling strategic rationale and that we believe will be very attractive in both the near and long-term for our respective customers, franchisees, and shareholders. This proposal (the “Proposal”) is being sent after careful consideration of the public financial information available to us and reflects our genuine and serious desire to complete a Transaction.
We respect the business that you have built as well as your long-demonstrated history of value creation and believe that the combination of the Choice and Wyndham businesses would produce exceptional and sustainable growth for all stakeholders. The opportunity is to create the preeminent house of brands that has the scope to be the first choice of the growing volume of midscale leisure and business travelers. Our network of franchisees will benefit significantly from our ability to drive more customers to their hotels while lowering their customer acquisition and hotel operating costs, thereby increasing the value of our brands and our franchisees’ hotel assets. Several long-term industry trends, including rising middle class wages, remote work, a growing number of retirees, and the rebuilding of American infrastructure, have created a significant market opportunity for a hotel platform that has (1) the rooms supply commensurate with hotel competitors in the higher RevPAR segments, (2) the customer reach to be competitive with third party distributors, (3) the marketing and reservations resources to drive brand awareness and more stays, (4) a broad network of satisfied franchisees to fuel future growth, and (5) the balance sheet to invest in and improve the portfolio of brands. While we are each individually well positioned to benefit from these trends, the strength, financial health, and attributes of the combined business better positions the organization to more effectively compete against larger industry participants, including Marriott, Hilton, Expedia, Booking Holdings, AirBNB, and VRBO. These strategic factors along with expected cost synergies of approximately $100 million will contribute to the combined company’s value creation story.
We strongly feel that now is the right time for a business combination between Choice and Wyndham, drawing from the best capabilities and complementary offerings of both companies and creating a transformational, industry-leading company ideally positioned to realize the tremendous opportunity in front of us to maximize value for all of our relevant stakeholders.
The Proposal
Outlined below are the specifics of our Proposal, which delivers compelling value, speed, and certainty to your shareholders:
1. Purchase price: We are proposing to acquire 100% of the fully diluted equity of Wyndham for $80.00 per share. This price represents a 19% premium over Wyndham’s 30-day average share price as of April 27, 2023. Our proposed price is based on a fully diluted share count of 87.67 million shares and results in a total enterprise value of approximately $8.951 billion based on your financial statements of March 31, 2023, which represents a multiple of 13.7x 2023E consensus EBITDA. We propose a cash-and-stock Transaction at an attractive value to the Wyndham shareholders, which would provide immediate liquidity to your shareholders while enabling them to participate in the upside of the combined entity and benefit from Choice’s premium multiple. Cash will represent 40% of the equity purchase price, and stock will represent 60% of the equity purchase price. Our Proposal is structured to ensure the stock consideration receives preferential tax deferred treatment. At the proposed 40:60 cash:equity split, Wyndham shareholders would own approximately 39% of the combined company, representing an exchange ratio of 0.38x based on our respective stock prices as of April 27, 2023. We have included an illustrative Sources and Uses and Pro Forma Capitalization and Ownership as Exhibit A.
2. Financing: It is our intention to fund the cash portion of the purchase price with a combination of cash on hand as well as proceeds from the issuance of debt securities. We are confident that any rating action would be minimal and short-term given the ability to de-lever post-Transaction. Additionally, we are confident in our ability to expeditiously obtain sufficient financing to fund the merger consideration and pay related fees and expenses.
3. Governance: We recognize that Wyndham’s Board, management and employees have been integral to the success of Wyndham and believe that the combined organization would greatly benefit from the continued cultural and professional contribution of key individuals. As such, we expect to explore key governance considerations with Wyndham as part of the proposed Transaction. Choice will be primarily responsible for management, with attractive incentives for Wyndham managers who will be integrally involved in integrating and achieving the substantial synergies that we expect from this Transaction.
4. Diligence and Timing: Given our team’s experience executing hospitality transactions, we are confident that we could execute definitive documentation for the Transaction within 20 days of acceptance of this letter. We have already completed the majority of our diligence based on the publicly available information. We would require limited time with Wyndham’s management to confirm our key assumptions in the business plan and around synergies. We have already engaged our external advisors, with whom we have long-standing working relationships. Our advisors have already completed their desktop work and we are confident from prior experiences that we could complete our confirmatory diligence quickly and, importantly, without any disruption to Wyndham’s ongoing business. Furthermore, we have already been preparing for the necessary reverse due diligence that we expect you and your advisors will perform, and we have a data room that we are prepared to open immediately. Additionally, we have an expeditious and straightforward process of preparing and finalizing legal documentation and would not view it as a barrier to complete the deal within the anticipated timeline.

The Path Forward
We strongly believe in the strategic rationale of this combination and the timing of this Proposal, which has been enthusiastically endorsed by our Board and our largest shareholder, Stewart Bainum Jr. From our perspective, the benefits of this combination to our respective stakeholders can no longer be denied. As a next step, we would propose that we engage directly to discuss the Proposal, while concurrently signing a bilateral NDA and sharing information. If we can arrive at mutually agreeable terms for the Transaction, we would move immediately to drafting the definitive agreement and preparing regulatory filings.
I would be more than happy to answer any questions that you or the Board might have about Choice, our proposal or this process directly – I can be reached at Patrick.Pacious@choicehotels.com or +1.301.592.6740. I look forward to your response.
Best regards,
/s/ Patrick Pacious
On May 1, 2023, the Executive Committee (Messrs. Holmes, Buckman and Ballotti) of the Wyndham Board (the “Executive Committee”) met, with Wyndham’s General Counsel present, to discuss the April Proposal. Wyndham’s General Counsel reviewed with the Executive Committee legal considerations and fiduciary duties relating to the April Proposal. After review and discussion of the April Proposal, the Executive Committee instructed Wyndham’s management to engage legal and financial advisors to assist Wyndham and the Wyndham Board with this matter.
On May 8 and 9, 2023, the Wyndham Board convened in two successive special meetings to discuss the April Proposal (the “May Board Meetings”). Wyndham’s General Counsel was present at the May 8, 2023 meeting. Members of Wyndham management and representatives of its outside legal advisor, Kirkland & Ellis LLP (“Kirkland”), and its outside financial advisor, Deutsche Bank Securities Inc. (“Deutsche Bank”) were present at the May 9, 2023 meeting. In addition, on May 9, 2023, the non-management, independent members of the Wyndham Board (Mses. Biblowit and Richards and Messrs. Buckman, Churchill, Deoras and Nelson) met in a separate executive session. The Wyndham Board engaged in an extensive discussion about the April Proposal, including the opportunistic timing of the approach given the companies’ relative valuation multiples, concerns about the value of Choice’s stock (including Choice’s lack of organic growth and the significant leverage that would be incurred to complete a transaction), and risks related to a potentially protracted regulatory review process (including potential franchisee churn, stagnated development of the fast-growing ECHO Suites brand, and challenges attracting and retaining team members). Representatives of Deutsche Bank shared preliminary views on the value terms of the April Proposal and representatives of Kirkland reviewed the Wyndham Board’s fiduciary duties relating to responding to the April Proposal. Wyndham management reviewed with the Wyndham Board long-range projections for Wyndham on a standalone basis including a detailed discussion of the underlying assumptions. After discussion, the view of the Wyndham Board was that the April Proposal appeared substantially inadequate in terms of price, consideration and other material terms, including in light of the upside in Wyndham’s standalone plan. After consideration of all factors and views from Wyndham management and legal and financial advisors, the Wyndham Board unanimously determined that rejecting the April Proposal, which significantly undervalued Wyndham relative to Wyndham’s standalone plan, was in the best interests of Wyndham’s stockholders and instructed Mr. Holmes to convey its rejection to Choice and the reasons therefor, which Mr. Holmes did on May 9, 2023.
On May 10, 2023, a representative from Moelis telephoned Mr. Holmes to inquire about Wyndham’s response to Choice’s proposal. The representative of Moelis noted that Choice was likely to send another letter to Wyndham and that Choice could likely increase the cash component reflected in the April Proposal.
On May 15, 2023, Choice submitted a second letter to the Wyndham Board, revising its initial proposal (the “May Proposal”). The full text of the letter is below:
Dear Directors:
On behalf of Choice Hotels International, Inc. (“Choice” or “we”), I am writing this letter in response to your correspondence dated May 9, 2023. We would like to reaffirm Choice’s strong interest in a business combination with Wyndham Hotels & Resorts, Inc. (“Wyndham” or “you”) to be effected through a cash- and-stock transaction (the “Transaction”).

We have further considered the compelling strategic rationale of the Transaction as well as your response to our previous letter. We are pleased to convey this updated proposal, which not only materially increases the proposed price and cash component of the consideration but also offers go-forward governance participation in the combined company (this “Proposal”). We have increased our offer to acquire 100% of the fully diluted equity of Wyndham to $85.00 per share, a $5.00 increase to the prior offer. We increased cash to represent 55% of the equity purchase price, and stock will represent 45% of the equity purchase price. Additionally, we would welcome having two mutually agreed upon Wyndham-designated independent Board members join the board of directors of the combined company.
Our Proposal creates significant value for your stockholders, representing a 26% premium over Wyndham’s 30-day average share price and a 31% premium to the close as of May 12, 2023 and is at a premium to your 52-week high. Our proposed price is based on a fully diluted share count of 87.71 million shares and results in a total enterprise value of approximately $9.393 billion based on your financial statements as of March 31, 2023, which represents a multiple of 14.2x to 2023E consensus EBITDA. The cash and stock consideration of our Proposal is structured to ensure the stock consideration receives preferential tax deferred treatment. At the proposed 55:45 cash: equity split, Wyndham stockholders would own approximately 35% of the combined company, representing an exchange ratio of 0.31x based on our respective stock prices as of May 12, 2023, enabling Wyndham stockholders to directly benefit from the Transaction synergies and participate in the go-forward value creation. We believe this Proposal would be very compelling to your stockholders. We have included an illustrative Sources and Uses and Pro Forma Capitalization and Ownership as Exhibit A, updated to reflect this new Proposal.
As a next step, we would like to engage in a collaborative effort to affirm the potential synergies, value creation opportunities, and go-forward strategy of the combined company, ultimately benefiting the collective stockholder base. While our proposal is based on publicly available information at this time, the goal of this collaborative engagement would be to identify any additional synergies and drivers of value that might allow us to increase the value of our offer. Our team is prepared to meet at your earliest convenience.
We strongly believe in the compelling strategic rationale of the combination of our businesses and the potential value optimization for the combined company’s guests, franchisees, associates, and stockholders, particularly in light of the current economic conditions and global uncertainty.
•
A combination of Wyndham and Choice would create a preeminent house of brands that can become a first choice of the growing volume of leisure and business travelers looking for more lodging options and value;

•
The combined company would be better positioned in the fast growing, attractive midscale, upper midscale, and extended stay segments, offering guests a broader range of locations, price points, and stay occasions;

•
The network of franchisees will benefit significantly from the combined company’s ability to drive more customers to their hotels while lowering their customer acquisition and hotel operating costs, thereby increasing the value of its franchisees’ hotel assets and of the combined company’s brands;

•
Favorable long-term industry trends have created a significant market opportunity for a hotel platform like the combination of Wyndham and Choice. While we are each individually well-positioned to benefit from these trends, the strength, financial health, and attributes of the combined business better position the organization to more effectively compete against larger hotel companies, third-party distributors, and alternative lodging companies; and

•	These strategic factors, along with the expected cost synergies of approximately $100 million, will contribute to the combined company’s value creation story.
As noted previously, we are deeply committed to our pursuit of a transaction with Wyndham, with continued strong support from our Board and our largest stockholder, Stewart Bainum Jr. We have spent considerable time evaluating the strategic and financial merits of the Transaction and believe that the benefits of this combination to our respective stakeholders can no longer be denied.

We are prepared to move expeditiously through diligence, and we are confident that we could execute definitive documentation for the Transaction within 20 days of your formally agreeing to engage with us on the basis of the terms of this letter. We would require only limited time with Wyndham’s management to confirm our key assumptions in the business plan and around synergies.
I would be more than happy to answer any questions that you or the Board might have about Choice, our Proposal or this process directly – I can be reached at Patrick.Pacious@choicehotels.com or +1.301.592.6740.
I look forward to your response. Best regards,
/s/ Patrick Pacious
On May 22, 2023, the Executive Committee met, with Wyndham management and representatives of Kirkland and Deutsche Bank present, to discuss the May Proposal. After reviewing the revised terms, which did not address the Wyndham Board’s concerns with the April Proposal, the Executive Committee determined that, consistent with the reasons discussed at the May Board Meetings (including concerns about the value of Choice’s stock, especially in light of the high leverage level of the combined company) and risks to Wyndham’s business relating to a potentially lengthy regulatory review process, and after taking into account the changed terms of the May Proposal relative to the April Proposal, the May Proposal remained substantially inadequate in terms of price, consideration mix and other terms. The Executive Committee instructed Mr. Holmes to convey its rejection of the May Proposal to Choice.
On May 23, 2023, the Wall Street Journal reported that “according to people familiar with the matter” Choice was seeking to acquire Wyndham.
On May 29, 2023, Mr. Holmes emailed Mr. Bainum and Mr. Pacious rejecting the May Proposal, reiterating the view of the Wyndham Board that the May Proposal still substantially undervalued Wyndham and expressing the additional views of the Wyndham Board that (1) the May Proposal came at a highly opportunistic time for Choice given recent relative trading performance, (2) Choice’s stock was fully valued relative to its growth prospects, and (3) the level of leverage proposed for the combined company could negatively impact the value of the combined company and the stock consideration received by Wyndham’s stockholders.
On June 1, 2023, Choice sent a third letter to the Wyndham Board (the “June Letter”). The June Letter did not propose any increase in value or other changes to the offer set forth in the May Proposal. The full text of the June Letter is below:
Dear Directors:
On behalf of Choice Hotels International, Inc. (“Choice” or “we”), I am writing this letter in response to your recent correspondence dated May 29, 2023 (the “Response”). We reiterate our strong interest in pursuing a business combination (the “Transaction”) with Wyndham Hotels & Resorts, Inc. (“Wyndham” or “you”) that we firmly believe will benefit your stockholders. The clear industrial logic, combined with the compelling market opportunity amid changing industry dynamics, offers a unique moment in time for both stockholder bases to maximize value. As such, we are disappointed in your Response, and in particular your continued unwillingness to open a dialogue with us regarding the merits of a potential Transaction. We are confident that when afforded an opportunity to engage in a meaningful exchange, we will be able to address your stated concerns, which we disagree with, regarding the Transaction. Notably:
•	Assertion #1: “This Proposal still substantially undervalues our Company.”
Your stock closed at $65.65 on May 22, 2023 (the “Unaffected Date”). Our proposal dated May 15, 2023 (the “Proposal”) indicating a valuation of $85.00 per share is a highly compelling offer, representing a:
•	29% premium to your closing stock price on the Unaffected Date;
•	27% premium over your 60-day average stock price as of the Unaffected Date;
•	25% premium to your affected closing stock price on May 31, 2023;
•	21% premium to your 52-week average stock price;

•	premium at the high end of what research analysts have suggested is appropriate for the Transaction (20-30%); and
•
multiple of 14.7x LTM EBITDA and 14.2x 2023E EBITDA, not including the additional value creation your shareholders will participate in from at least $100 million of annual synergies as a result of the combination.

As previously stated, our Proposal is based entirely on public information, and if you believe our Proposal substantially undervalues your company, we again invite you to engage with us to explore sources of potential incremental value. However, given your refusal to enter into discussions, we can only evaluate the information available to us.
Assertion #2: “This Proposal comes at a highly opportunistic time for you given recent relative trading performance.”
Choice’s Proposal is not driven by opportunistic timing, but, rather is driven by the unique opportunity presented by the compelling growth prospects of a combined business. Combining Wyndham with Choice and our proven value creation engine offers stockholders and franchisees the opportunity to maximize the value of their assets. Since Wyndham completed the spin-off of its business on May 31, 2018, Choice stock has traded at a 3.5x EV/NTM EBITDA multiple premium to Wyndham’s. Notably, as of the Unaffected Date, Choice’s multiple represented a 2.3x premium to Wyndham’s. Our timing is not opportunistic and reflects well-established relative trading values in our stock.
•	Assertion #3: “We have substantial concerns about the composition of your offer given our view that your stock is fully valued relative to your growth prospects.”
Choice’s EBITDA is projected to grow at a 7.5% 2-year CAGR in the period from 1/1/2023 to 12/31/2024 based on consensus street estimates. By comparison, Wyndham’s EBITDA is projected to grow at a 2.9% 2-year CAGR over the same time period. Choice’s EBITDA grew at an 8.8% 4-year CAGR in the period from 1/1/2019 to 12/31/2022, while Wyndham’s EBITDA grew at a 6.4% 4-year CAGR over the same time period. We believe the trading values of each of our shares reflects, in part, the markets observed and perceived views on historical and projected growth rates. Our Proposal, which values Wyndham at a substantial premium to market, reflects our strong conviction in our ability to drive substantial value creation in the combined company, including through accelerated growth.
Furthermore, Choice’s internal assessment indicates our shares are currently trading at a material discount to our intrinisic value, with the unaffected price as of May 22, 2023 not yet fully reflecting the value derived from our acquisition of Radisson Americas and the execution of our revenue intense strategy. As of May 30, 2023, Choice trades at a 13.7x multiple to NTM EBITDA, which represents a 2.6x discount to our 10-year historical average, demonstrating the significant upside in the Choice currency especially given forward looking EBITDA growth projections.
•	Assertion #4: “The level of leverage proposed for the pro forma company could negatively impact the value of the company and the stock consideration received by our shareholders.”
Choice has among the strongest balance sheets in the industry, with a net leverage ratio of 2.6x, and an investment grade credit rating. By comparison, Wyndham has a net leverage ratio of 2.9x and is below investment grade. Upon completion of the proposed business combination, we expect any ratings action would be minimal given our plan to rapidly delever to investment grade credit levels, and for the credit rating of the combined company to be no worse than Wyndham’s current credit rating (BB+).
We do not anticipate any change in strategy or growth as a result of any short-term incremental leverage. The transaction will not be conditioned on third-party financing and is expected to be funded by a combination of cash on our balance sheet and debt financing. We do not anticipate any significant hurdles before or after signing the definitive agreement.
As previously stated, our Proposal is based on publicly available information, and we believe that engaging with us at this time in an open dialogue would not only help clarify any misperceptions about our Proposal but could also potentially lead to incremental value. We have made extraordinary efforts to initiate a direct dialogue with you regarding a Transaction that we consider compelling for your stockholders, nevertheless, thus far, you have made clear your unwillingness to participate in any discussions regarding the proposed Transaction, which would undeniably be in the best interests of your stockholders. We will be left with limited alternatives if you continue to refuse to engage in good faith discussions regarding the proposed Transaction.
We request that you reconsider your position and engage with us constructively and without delay, allowing us to collaboratively advance the Transaction together and to avoid unnecessary costs and distraction. We are prepared to meet with you immediately and expect your prompt and considered response.
Best regards,
/s/ Patrick Pacious
Following the delivery of the June Letter, at the request of Mr. Bainum, Mr. Holmes and Mr. Bainum agreed to speak to discuss a potential in-person meeting concerning Choice’s proposal. During the first week of June, Mr. Holmes had a telephone call with Mr. Bainum’s assistant to discuss setting up a time to for Mr. Holmes and Mr. Bainum to meet. Mr. Holmes and Mr. Bainum exchanged several emails between the delivery of the June Letter and their phone call on June 14, 2023.
On June 2, 2023, representatives of Deutsche Bank and Moelis held a telephonic discussion, in which a representative of Deutsche Bank noted that Kirkland would provide a draft of a customary mutual non-disclosure agreement (“NDA”) to facilitate substantive discussions between the parties.
On June 14, 2023, the Wyndham Board held a meeting with Wyndham’s General Counsel present to discuss the recent interactions between Wyndham and Choice. Mr. Holmes updated the Wyndham Board on the proposed meeting with Mr. Bainum and the Wyndham Board discussed the proposed meeting and messaging.
Later on June 14, 2023, Mr. Holmes held a telephonic discussion with Mr. Bainum to discuss agenda items for the in-person meeting between Mr. Holmes and Mr. Bainum. Mr. Holmes proposed that the parties execute a customary mutual NDA to facilitate substantive discussions between the parties. Mr. Bainum pushed back on the request to sign an NDA, stating that he did not want to spend a lot on legal fees before having an in-person meeting. Mr. Holmes told Mr. Bainum that, without an NDA, substantive and meaningful discussions would necessarily be limited. Mr. Holmes reiterated to Mr. Bainum that the May Proposal (repeated in the June Letter) substantially undervalued Wyndham and also expressed the additional views of the Wyndham Board on the offer. Mr. Bainum ended the meeting by asking Mr. Holmes to meet without an NDA in place.
Following that conversation, Kirkland delivered a draft customary mutual NDA, including a customary standstill, to Willkie Farr & Gallagher LLP (“Willkie Farr”), legal advisor to Choice. Subsequent to the delivery of the draft NDA, Moelis communicated to a representative of Deutsche Bank that Choice was unwilling to sign an NDA with a customary standstill.
On June 15, 2023, representatives of Kirkland and Willkie Farr discussed the terms of the proposed NDA. In response to an inquiry from Willkie Farr, a representative of Kirkland reiterated the Wyndham Board’s view that the May Proposal still substantially undervalued Wyndham.
On June 22, 2023, despite Choice’s refusal to sign a customary NDA, Messrs. Holmes and Ballotti held an in-person meeting with Mr. Bainum and Mr. Pacious covering a broad range of topics. In light of Choice’s refusal to sign an NDA, the representatives of Wyndham were unable to share any non-public information with Choice. Messrs. Holmes and Ballotti shared the concerns of the Wyndham Board with the valuation and total value of the consideration being proposed, the composition of the consideration (including in light of the significant leverage levels at the combined company), and the regulatory outlook and risks relating to the proposed transaction.
On June 28, 2023 and June 30, 2023, Messrs. Bainum and Holmes held telephonic discussions regarding Choice’s proposal, including a possible increase in the cash portion of the consideration. Mr. Holmes reiterated to Mr. Bainum that the price was too low, the cash consideration amount was too low and that the regulatory process would be burdensome and the outcome uncertain. In discussing the stock consideration, Mr. Holmes also noted that Wyndham’s stockholders may have concerns about post-transaction liquidity. Mr. Bainum stated that he “heard” and “underst[ood]” Wyndham’s concerns about valuation, that “maybe he got it wrong” with respect to the regulatory analysis and that, although his team was working on lining up financing, Mr. Bainum had President Biden at his house, which was a higher priority.

On July 5, 2023, the Executive Committee met, with Wyndham management and representatives of Kirkland and Deutsche Bank present, to further discuss the June 22 meeting between Choice and Wyndham and subsequent telephone calls between Messrs. Holmes and Bainum. The Executive Committee discussed potential next steps by Choice and regulatory considerations relating to the May Proposal, including concerns about the potential asymmetrical risk borne by Wyndham stockholders in the event of an extended regulatory review period.
On July 11, 2023, the Executive Committee met, with Wyndham management and representatives of Kirkland and Deutsche Bank present, to discuss a press release issued by Choice earlier that day about Choice’s financial outlook.
Later on July 11, 2023, Mr. Bainum telephoned Mr. Holmes to discuss Choice’s proposal, including Choice’s assumptions about Wyndham’s stockholders’ cash and stock election preferences. In addition, consistent with the concerns expressed during the June 22 discussion, Mr. Holmes raised the regulatory risk concerns.
On July 14, 2023, representatives of Deutsche Bank and Moelis held a telephonic discussion to discuss Choice’s expectations about Wyndham’s stockholder’s election preferences and behavior, as well as past transactions involving consideration election mechanisms.
On August 14, 2023, Mr. Bainum telephoned Mr. Holmes to request a further in-person meeting on August 17, 2023, which Mr. Holmes accepted. During their call, Mr. Bainum made a verbal offer which Choice valued at $90 per share with a consideration mix of 55% cash and 45% Choice stock.
On August 16, 2023, the Wyndham Board held a meeting with Wyndham management and representatives of Kirkland and Deutsche Bank present to discuss the revised verbal offer that Mr. Bainum proposed to Mr. Holmes during their August 14 call. In addition, the non-management members of the Wyndham Board (Mses. Biblowit and Richards and Messrs. Buckman, Churchill, Deoras, Holmes and Nelson) met in a separate executive session. Representatives of Deutsche Bank discussed the financial terms of the verbal offer with the Wyndham Board and noted that the increase in the nominal value from the May Proposal of $85 per share was largely attributable to an upward movement in Choice’s share price during the intervening period. Representatives of Kirkland discussed the regulatory environment and specific regulatory considerations relating to a proposed transaction with Choice. The Wyndham Board discussed the likely reaction by franchisees to a possible combination, including the feedback received after the May 23 Wall Street Journal story, and the significant risks posed to Wyndham’s business in the event of an extended regulatory review and the uncertain outcome of such a review. The Wyndham Board also discussed potential contractual terms that could mitigate some of the identified risks with respect to value, consideration mix and regulatory considerations with its advisors. Mr. Holmes discussed his upcoming meeting with Mr. Bainum and the Wyndham Board instructed Mr. Holmes to communicate the Wyndham Board’s three primary concerns with respect to Choice’s verbal offer.
On August 17, 2023, Mr. Holmes held an in-person meeting with Mr. Bainum to further discuss Choice’s latest verbal proposal and Wyndham’s views on the proposal. Mr. Holmes shared the Wyndham Board’s concerns with the Choice proposal including that it undervalues Wyndham in relation to its standalone prospects, included a significant stock component as to which the Wyndham Board had concerns including as a result of high post-acquisition leverage, and the asymmetrical risk to Wyndham stockholders as a result of the potential regulatory timeline and uncertain outcome. Mr. Holmes noted that Choice’s offer faced serious regulatory challenges and that if there was not a path to regulatory approvals, even a high price was illusory (if approvals could not be obtained). Mr. Bainum was dismissive of Mr. Holmes’ concerns about regulatory risk. During that meeting, Mr. Bainum proposed that the parties enter into an NDA and standstill through Wyndham’s filing of its subsequent 10-K in February 2024 in order to facilitate discussions between the parties to address the concerns Wyndham had raised. Mr. Holmes subsequently updated the Wyndham Board on the discussions.
On August 18, 2023, representatives of Kirkland and Willkie Farr held a telephonic discussion that addressed Choice’s proposed NDA and the regulatory concerns Wyndham had with Choice’s proposal.
On August 21, 2023, Mr. Bainum contacted Mr. Holmes to discuss the impasse that the parties had reached with respect to a potential transaction. Contrary to the statements in Choice’s background section in the Form S-4, Mr. Holmes did not say on this call that Wyndham would not transact, even at a much higher valuation. Rather, in light of a surprising question from Mr. Bainum on how Mr. Holmes would advise him to proceed, Mr. Holmes told Mr. Bainum that, although it was not his responsibility to solve the issues with Mr. Bainum’s offer, more cash in the offer could solve some of the issues identified. Mr. Bainum stated that as a result of the impasse Choice was going “pencils down” but, for the sake of the record, would send a letter documenting his prior verbal proposal. Following that conversation, on August 21, 2023, Choice sent a fourth letter to the Wyndham Board (the “August Proposal”), which reiterated in writing the verbal proposal discussed during the August 14, 2023 telephone call. The full text of the letter is below:
Dear Directors:
On behalf of Choice Hotels International, Inc. (“Choice” or “we”), I am writing this letter to reiterate our strong interest in pursuing a business combination (the “Transaction”) with Wyndham Hotels & Resorts, Inc. (“Wyndham” or “you”). This fourth letter takes into consideration the feedback we received from you following our conversations and our last letter, dated May 31, 2023, and materially increases our offer.
We are now offering to acquire 100% of the fully diluted equity of Wyndham for $90.00 per share, a $5.00 per share increase from our offer on May 15, 2023 of $85.00 per share, and a $10.00 per share increase from our initial proposal on April 28, 2023. The aggregate Transaction consideration would be comprised of 55% cash and 45% shares of Choice stock. In addition, we propose to include a cash or stock election mechanism, which would provide your shareholders with the ability to choose either cash, stock or a combination of cash and stock consideration, allowing them to choose between realizing a substantial immediate cash premium or benefiting from the opportunity to participate in the material value creation of the combined platform, that we detail hereafter. Non-electing shareholders would receive all stock, and there would be a pro-ration mechanism should either cash or stock consideration be oversubscribed. Additionally, we are highly confident in our ability to obtain fully committed financing based on indications from two separate bulge bracket global banks for the entire cash portion of our Proposal, removing any financing risk from our proposed transaction.
The proposed consideration of $90.00 per share represents a compelling valuation for your shareholders. It reflects a 37% premium to your unaffected stock price as of the May 22, 2023, the day before the WSJ article disclosing a possible transaction, an 11% premium to your 52-week high and a 24% premium to your most recent closing price on August 21, 2023. The implied valuation also reflects a 14.9x multiple of your consensus 2023 EBITDA estimates, a forward multiple that Wyndham has never achieved absent COVID disruptions, and comes at the high end of your equity research analyst price targets.
Our proposal to acquire Wyndham at a premium valuation reflects our conviction that a combined company will deliver significant value to shareholders - value creation, including over $100 million of target cost synergies, in which your shareholders will have the opportunity to participate. As 35% owners of the proforma company, Wyndham legacy shareholders stand to benefit from over $500 million of value creation2 from the realization of cost synergies, in addition to the compelling premium offered and participation in the multiple expansion of the Wyndham business. We believe our track record of success has been and will continue to be recognized by the equity markets, as evidenced by our stock price. Additionally, we recently reaffirmed our commitment to growth in our press release dated July 11, 2023 and Q2 earnings release, in which we indicated our expectation to grow Choice EBITDA by 10% in 2024. We are committed to growing the combined business for the benefit of the combined company’s shareholders, customers, employees and franchisees. In addition, we continue to propose that two mutually acceptable independent members of the Wyndham board of directors join the Choice board upon the closing of the Transaction.
As previously stated, we would not require a financing contingency in connection with the Transaction. We believe our proposal will result in a combined company that has the financial flexibility to continue to invest in long-term growth initiatives to drive significant value creation for its shareholders and other constituents and will be well positioned to weather any unforeseen macro-economic challenges. Additionally, we do not anticipate this Transaction to have a significant impact on the combined company’s credit rating and that any rating action will be short-term given our ability to efficiently repay debt due to our high margin, high free cash flow generating business plan and would result in a rating that is equal to or better than Wyndham’s existing credit rating.
[2]	$100 million of synergies x current Choice consensus 2023 EBITDA trading multiple of 15.0x = $1.50B x 35% proforma Wyndham ownership

We are prepared to move expeditiously through any remaining due diligence, and we are confident we could execute definitive documents for the Transaction within 20 days of your agreement to engage with us on the basis of the terms of this letter. We anticipate requiring only limited time of your management to confirm our key assumptions around our business plan and potential synergies.
As you know, and as we have stated multiple times in the past, we respect what you, your management team and your board have accomplished. We have made extraordinary efforts to initiate a direct dialogue with you regarding the key economic terms of a Transaction, and while we recognize the interactions to date, we view them as limited, cursory and dismissive. We are perplexed by your obvious resistance to a frank and open commercial dialogue in light of the compelling value we are offering your shareholders, including the opportunity to participate in the future value creation of the combined company. This enhanced proposal, which is based on public information, represents our best and final offer. We believe the substantial and improved value it provides, with additional flexibility via the election mechanism, would be incredibly attractive to your shareholders.
We urge you to accept our offer and engage with us and our advisors openly and without delay so that we can advance a dialogue for the mutual benefit of our respective shareholders.
Best regards,

/s/ Patrick Pacious
On August 22, 2023, Mr. Holmes and Mr. Bainum exchanged emails relating to the status of the interactions between the parties and to arrange a further telephone call. Those emails included an email from Mr. Holmes to Mr. Bainum noting that the August Proposal did not accurately describe the interactions between the parties and that Mr. Bainum had indicated that Choice was stepping back from its pursuit of Wyndham. Mr. Holmes reiterated the Wyndham Board’s concerns that the August Proposal (1) substantially undervalues Wyndham and its future growth potential, (2) includes a substantial stock component, which Wyndham believes is fully valued relative to Choice’s growth prospects and (3) involves significant business and execution risks for Wyndham’s shareholders. In an email of August 22, 2023, Mr. Bainum rejected the notion that he said he was stepping back from the transaction.
During late August 2023 and September 2023, representatives of Kirkland and Willkie Farr held multiple discussions, including on analysis of the regulatory aspects of Choice’s August Proposal. As part of those conversations, Kirkland reiterated the Wyndham Board’s views on Choice’s offers. Representatives of Willkie Farr shared their view that a transaction was likely to be cleared by antitrust regulators within the first 60 days after filing, while representatives of Kirkland shared their view that a transaction was almost certain to face a so-called “Second Request” from U.S. regulatory authorities and that any approval, if it was obtained at all, would come after an extended period of 12 to 18 months or more. Representatives of Kirkland also explained concerns with the asymmetrical risks borne by Wyndham stockholders as a result of an extended review and the resulting need for an appropriate set of terms and protections. Representatives of Willkie Farr rejected any concerns about these risks and instead stated that a “market” reverse termination fee (unquantified) would be adequate compensation and protection. Representatives of Kirkland, consistent with the previously expressed views of the Wyndham Board, communicated that Choice’s August Proposal was not in a range of terms of value and regulatory risk in which the Wyndham Board was prepared to transact, so it was premature to share with Choice Wyndham’s view on its own value.
On August 29, 2023, representatives of Kirkland and Willkie Farr held a telephonic discussion regarding regulatory considerations. Willkie Farr told Kirkland that Choice had not yet completed meaningful analysis about regulatory risk (including by having an economist begin work), strategy and data needed, but remained bullish that a transaction could be cleared expeditiously. Kirkland did not agree with Willkie Farr’s assessment of timing or risk and noted that any pro-competitive justifications for the transaction that Choice might raise would need to be understood in the context of the potential anti-competitive harms.
On August 29, 2023, the Executive Committee met, with Wyndham’s General Counsel present, to discuss the recent interactions between Wyndham and Choice. The Executive Committee instructed Mr. Holmes to seek to convene a meeting with Mr. Bainum, along with financial advisors for each party, to discuss Wyndham’s perspective around regulatory considerations and the protections and compensation that would be required to protect Wyndham stockholders against the asymmetrical risk. The Executive Committee noted that, given the critical nature of these concerns, a satisfactory resolution of this issue was a gating item to further discussions about other elements of the August Proposal.
Mr. Holmes, Mr. Bainum, and representatives of Deutsche Bank and Moelis did not meet on August 30, 2023.
On September 5, 2023, Mr. Holmes and Mr. Bainum held a telephonic discussion, in which representatives of Moelis and Deutsche Bank also participated. The parties discussed their respective views on regulatory considerations and the parties’ views with respect to other key concerns raised by Wyndham with respect to the August Proposal, including price and the consideration mix.
On September 6, 2023, representatives of Moelis and Deutsche Bank held a telephonic discussion in which, among other matters, regulatory considerations relating to the August Proposal were discussed. Moelis also proposed that the parties enter into a one-way NDA to allow for limited due diligence by Wyndham on Choice.
On September 8, 2023, Willkie Farr sent to Kirkland a “one-way” NDA pursuant to which Choice would agree to a 21-day standstill and offer to provide certain specified information about Choice to Wyndham. During the next two weeks, representatives of Choice and Wyndham exchanged drafts of (and held discussions on) the specific information that would be provided by Choice. Choice and Wyndham were unable to come to agreement because the information that Choice was willing to provide (most of which was already publicly available) was wholly inadequate for purposes of assessing Choice’s growth prospects and the valuation of the Choice stock consideration. On or around September 9, 2023, when representatives of Willkie Farr asked representatives of Kirkland if Wyndham intended to formally respond to Choice’s August Proposal, Kirkland informed them that Wyndham was awaiting a response to the regulatory issues previously raised with Choice and Willkie Farr.
On September 13, 2023, Wyndham engaged PJT Partners LP (“PJT Partners”) as an additional financial advisor to assist Wyndham with respect to a potential transaction with Choice.
On September 26, 2023, the Wyndham Board held a meeting with Wyndham management and representatives of Kirkland and Deutsche Bank present to discuss the status of communications relating to Choice’s August Proposal. Representatives of Kirkland reviewed with the Wyndham Board regulatory considerations relating to the proposed transaction. The Wyndham Board also discussed information received from the management and sales teams about Choice exploiting rumors regarding the potential transaction to gain competitive advantages with prospective and existing franchisees and the resulting concerns about the impact of a potential deal on Wyndham’s business and resulting risk to Wyndham stockholders. The Wyndham Board discussed the respective relative benefits and risks of Wyndham’s standalone prospects as compared to the August Proposal and determined that Wyndham should not pursue further discussions with Choice.
On September 26, 2023, representatives of Kirkland and Willkie Farr held a telephonic discussion about regulatory considerations. Kirkland noted that while Choice may believe that there are pro-competitive justifications for the transaction, they did not appear to outweigh the significant antitrust concerns identified through Kirkland and Wyndham’s regulatory analysis.
On September 26, 2023, representatives of Deutsche Bank and Moelis held a telephonic discussion. A representative of Deutsche Bank noted Wyndham’s view that Choice appeared to have done minimal work on the regulatory front and had not given Wyndham sufficient comfort on this issue.
On September 27, 2023, Mr. Holmes and Mr. Bainum held a telephonic discussion, in which representatives of Moelis and Deutsche Bank also participated. Mr. Holmes communicated the views of the Wyndham Board that the August Proposal from Choice was not in the best interests of Wyndham and its stockholders given (i) that it undervalued Wyndham’s standalone prospects, (ii) the inclusion of a significant portion of Choice stock in the consideration raised concerns about the value of that stock (including in light of Choice’s limited organic growth and the elevated leverage levels that would result from a transaction (which would limit the combined company’s opportunity for growth)), and (iii) the asymmetrical risk that Wyndham stockholders were being asked to bear in light of regulatory concerns relating to the transaction.
On October 17, 2023, Choice publicly announced the terms of the August Proposal along with its version of the history of discussions between the parties and their respective advisors. While the August Proposal had valued synergies from the transaction at $100 million, Choice’s October announcement valued the synergies at

$150 million but did not include any increase to the consideration for those additional synergies. Later that day, the Executive Committee held a meeting, with representatives of Kirkland, Deutsche Bank and PJT Partners present, after which, Wyndham responded with its own press release and supplemental materials, announcing its rejection of the August Proposal and the reasons therefor.
Later on October 17, 2023, the Wyndham Board held a meeting with management present to discuss Choice’s public disclosures and the response issued by Wyndham.
Subsequent public press releases and materials were released by the parties during the course of October and November 2023 relating to Choice’s unsolicited proposal.
On November 2, 2023, the Federal Trade Commission (the “FTC”) notified the General Counsel of Wyndham by telephone that the FTC was opening an initial investigation into the proposed combination despite there being no transaction to review or any HSR filing.
On November 6, 2023, representatives of Kirkland met with the FTC to discuss the nature of the FTC’s interest in the transaction, which included responding to specific questions raised by the FTC regarding Choice’s unsolicited bid and providing general information about the parties. The FTC also informed Kirkland that it would be issuing requests for voluntary information.
On November 14, 2023, representatives of Deutsche Bank and Moelis spoke by telephone. Contrary to the statements with respect to this conversation in Choice’s background section in the Form S-4, representatives of Deutsche Bank did not (i) express the view that that Choice Common Stock “appeared to be undervalued due to technical factors” or (ii) express the view that “a fair explanation for the rise in Wyndham’s share price since the [announcement of the August Proposal] was because of the market’s support of the [p]roposed [c]ombination”. Instead, representatives of Deutsche Bank asked representatives of Moelis for their explanation for the then much lower market value of Choice Common Stock which resulted in the implied offer value being significantly lower than $90 per share.
Later on November 14, 2023, Choice delivered a fifth letter to the Wyndham Board (the “November Proposal”), the full text of which was as follows:
Dear Directors:
On behalf of Choice Hotels International, Inc. (“Choice” or “we”), I am pleased to present you with this enhanced proposal (the “Proposal”) to pursue a business combination (the “Transaction”) with Wyndham Hotels & Resorts, Inc. (“Wyndham” or “you”). This fifth letter takes into consideration the feedback we received from you, the market, and our respective shareholders and franchisees. We made a compelling offer to you on October 17, 2023, and are responding to your request for more clarity regarding risk allocation in the context of the regulatory framework. The industrial logic of the Transaction is irrefutable, and as already discussed amongst principals and legal advisors over the past few months, this transaction is pro-competitive and the required regulatory approvals are obtainable. In addition, our franchisees, many of whom own both Wyndham and Choice brands, have instantly grasped the benefits of this combination, particularly in light of rising operational costs. This combination will drive more direct bookings, lower hotel operating costs, and create a stronger rewards program. As such, we believe now is the right time to reengage in a direct and private dialogue in order to negotiate a Transaction that is in the best interest of all our respective stakeholders.
Regulatory Framework:
We are prepared to offer Wyndham significant protections to address your stated concerns regarding potential regulatory uncertainty, including:
•	Reverse termination fee of $435 million, which represents approximately 6.0% of the total equity purchase price.
•
While we do not anticipate it would be triggered, a regulatory ticking fee of 0.5% of the total equity purchase price per month, accruing daily after the one-year anniversary of the signing of definitive agreements.

•
Choice agrees to take any actions required by antitrust regulators to close so long as such actions would not have a material adverse effect on the combined company, subject only to agreeing to an outside date 12 months post-signing of a definitive agreement, with two 6-month extensions exercisable by either party, if regulatory approvals have not been obtained by such date.

•	Wyndham's ability to operate in the ordinary course of business during the pendency of the transaction, subject to limited customary negative covenants.
With these protections, we believe that Choice's conviction and commitment to closing the transaction will deliver the requisite level of contractual certainty to your shareholders.
Transaction Value:
We are offering $49.50 per share in cash and 0.324 shares of Choice stock.
•	Equates to $90.00 per Wyndham share based on Choice's stock price as of October 16, 2023 (the “Pre-Release Date”).
•
Represents a 31% premium to your unaffected share price on May 22, 2023 (prior to WSJ leak) and a 24% premium to your share price as of the Pre-Release Date based on Choice's current stock price, and 37% and 30% premiums, respectively, based on Choice's stock price as of the Pre- Release Date.

•	Maintains the cash or stock election mechanism, subject to a customary proration mechanism.
•	Equates to pro forma ownership in the combined company of 35%.
•	Implies a consensus 2023 Adjusted EBITDA multiple of 14.9x based on the Pre-Release Date value.
Governance:
We propose that two mutually acceptable independent members of the Wyndham board of directors join the combined company board upon the completion of the Transaction, consistent with our prior offer.
Information Sharing / NDA:
We are prepared to enter into a mutual Non-Disclosure Agreement (“NDA”) to provide for direct negotiation of binding agreements consistent with this Proposal. We believe that we could conclude such negotiation, documentation, and confirmatory due diligence within 20 business days of your good faith engagement with us on the basis of the terms of this letter. During that time, we would be amenable to a limited NDA, provided that:
•	The NDA would not prevent the pursuit of an exchange offer or proxy contest in the event we are mutually unable to agree on final terms.
•	We would be permitted to contact director candidates and prepare for, but not launch, a proxy contest or exchange offer, without prior notice.
•	No information shared under the NDA would be permitted to be publicly disclosed in the event of a public process.
We believe that this enhanced Proposal specifically addresses the concerns that you have raised to date and are hopeful that you will reengage on the basis of the terms of this letter.
We look forward to discussing this Proposal with you.
Best regards,
Patrick Pacious
On November 16, 2023, the FTC ordered Wyndham to take steps to preserve all documents and information relating to the proposed acquisition and cease all document destruction activities relating to matters relevant to the FTC’s investigation.
On November 20, 2023, the Wyndham Board held a meeting with Wyndham management and representatives of Kirkland and Deutsche Bank present, to discuss the November Proposal and a proposed response to the November Proposal. In addition, the non-management members of the Wyndham Board (Mses. Biblowit and Richards and Messrs. Buckman, Churchill, Deoras, Holmes and Nelson) met in a separate executive session. The Wyndham Board noted that the November Proposal did not at all address the concerns raised by Wyndham about the offer not properly valuing Wyndham and its standalone prospects or about the Choice stock consideration, and had not proposed sufficient protection and compensation for the asymmetrical regulatory risk. The Wyndham Board instructed Mr. Holmes to deliver the response of the Wyndham Board in a letter to Mr. Bainum which also would be released publicly given a desire for transparency with stockholders after Choice had unilaterally released the terms of its August Proposal on October 17, 2023.
On November 21, 2023, Mr. Holmes sent the following letter in response to Mr. Bainum and the letter was publicly disclosed:
Dear Stewart,
We received Pat Pacious' letter of November 14 and shared it with our Board of Directors who discussed it at a special meeting.
While you characterize the letter as your fifth, the real question is whether the letter advances the discussion. Unfortunately, this letter does not, and in fact represents a step backwards despite being delivered nearly a full month after you decided to unilaterally go public with your unsolicited proposal.
We have repeatedly articulated three primary concerns: (1) undervaluation of our superior, standalone growth prospects, (2) the value of Choice shares relative to its growth prospects and further compromised by elevated levels of leverage that this deal would require, and (3) the uncertain regulatory timeline and outcome and resulting significant asymmetrical risk to our shareholders.
Unfortunately, despite your assertion to the contrary, your letter fails to adequately address any of these concerns and therefore a combination on the terms you propose continues to not be in the best interest of Wyndham or its shareholders.
As to the first and second concerns, they are not even mentioned in your letter, let alone solved, despite your public comments that you were prepared to address them with available tools and our repeated guidance that an all-cash deal would obviate concerns about Choice's shares. Also, while you frame your proposal as being $90 per share, it is actually currently valued at $86 per share.
With respect to the regulatory issues and terms, we wanted to first address misrepresentations in your letter, as well as ones that have been raised in prior conversations:
Neither we nor our advisors have ever described this transaction as “pro-competitive.”
Neither we nor our advisors have ever stated that clearance of the transaction is certain.
We have repeatedly expressed our serious concerns and, if anything, they have only increased since you chose to unilaterally go public with your proposal. The reception from the Wyndham franchisee community has been unenthusiastic to say the least, as evidenced by the vehement opposition from AAHOA, which represents about two-thirds of our respective franchisees.
With respect to the proposed terms relating to regulatory matters, while you have put some specific numbers to prior qualitative statements, they continue to fall far short of what is required to address the asymmetrical risk to Wyndham shareholders. Instead, they represent a step backwards in your position.
For the first four months of our interactions, your team repeatedly conveyed confidence that the transaction would clear regulatory approvals within 60 days. Only after repeated conversations with our advisors did your team finally acknowledge the possibility of an in-depth review and Second Request. Your stance has clearly shifted once again on this point: now, you are proposing a two-year period for you to seek to obtain regulatory approvals, which is not at all assured. This significantly exacerbates our concerns about the potential substantial damage and disruption to our business during this time. As we described in our Investor Presentation on October 26, a prolonged period of limbo exposes Wyndham to meaningful risks, including new business development disruption and deterioration in segment-leading retention rates resulting in impaired earnings growth, competitors (including Choice) capitalizing on franchisee uncertainty, stagnated development of our fast-growing ECHO Suites brand, and challenges attracting and retaining team members, among other things. This significant value destruction will impact earnings and compound over time, and potentially cause long-term impairment to our trading multiple.
And these concerns are not merely theoretical. Since May, when your interest was leaked to the Wall Street Journal, your franchise sales team and executive leadership have been actively exploiting the uncertainty around Wyndham that you created to seek a competitive advantage in the market for franchisees and development partners. For example, your representatives have told owners and prospects that completion of the acquisition is a “100% certainty,” in an apparent attempt to discourage them from doing business with Wyndham. While our best-in-class management team has been working actively to mitigate this threat, this risk would only grow worse in the event of a signed transaction with a possible two-year timeline.
While your proposal of a 6% reverse termination fee (ironically calculated off the current $86 per share value of your offer) finally quantifies your prior public comments about a “market” fee, we have consistently told you that such a fee does not even begin to compensate for the damage to our business in the event the deal does not close after an extended regulatory review, a concern made even worse by your new proposal for a 24 month drop-dead date. Given your advisor's recent characterization of your confidence level in the deal closing being “100%”, we are deeply puzzled by your unwillingness to agree to a robust fee that protects us in circumstances that you see no chance of ever happening.
Our Board of Directors remain faithful fiduciaries representing the best interests of Wyndham and its shareholders and other stakeholders and stand ready to evaluate and engage in discussions if you make a proposal that adequately addresses each of the three significant concerns we have raised on multiple occasions. Given your persistent unwillingness to adequately and promptly address the three concerns that have been consistently communicated or to abandon your current proposal, we are compelled to make our response public as we are not prepared to expose Wyndham's business to continued uncertainty, from which you benefit competitively.
Sincerely,

Stephen P. Holmes
On November 30, 2023, representatives of Kirkland met with the FTC to discuss the status of the FTC’s investigation.
In early December 2023, Wyndham received reports from current Wyndham stockholders and sell-side analysts (including a published note by a sell-side analyst) indicating that Choice was asserting that its November Proposal provided for a reverse termination fee of up to 12%, which appears to have been arrived at by combining the 6% reverse termination fee in the November Proposal with the 0.5% per month ticking fee (which, per the November Proposal, only started to accrue after one year from signing). Representatives of Deutsche Bank and Kirkland sought clarification from representatives of Moelis and Willkie Farr, respectively, as to whether the November Proposal had been misunderstood and should have included a higher reverse termination fee. The representatives of Choice confirmed that the letter proposed a 6% reverse termination fee and did not explain the misrepresentations that had been made to multiple parties on numerous occasions.
On December 8, 2023, representatives of Wyndham sent a letter to representatives of Choice noting that Wyndham had received reports of statements by Choice executives and sales representatives made to existing or prospective Wyndham franchisees regarding the status of the transaction which may represent fraud and misrepresentation, tortious interference, unfair competition or deceptive trade practices, and requesting that this behavior cease.
On December 11, 2023, the FTC delivered a seven-page letter to Wyndham that requested that Wyndham voluntarily provide an array of documents and information relating to the proposed acquisition, including 17 separate specifications, more than half of which contain multiple subparts.
On December 12, 2023, Choice released a press release announcing the Offer and filed the Form S-4 and a Tender Offer Statement on Schedule TO. Later on December 12, 2023, Wyndham filed a “stop, look and listen” response.

On December 12, 2023, representatives of Kirkland met with the FTC to discuss the status of the FTC’s investigation, and to address certain matters relating to Wyndham’s responses relating to the production of voluntary information.
On December 13, 2023, Choice responded to Wyndham’s December 8 letter, denying the allegations therein.
On December 17, 2023, the Wyndham Board held a meeting with Wyndham management and representatives of Kirkland, Deutsche Bank and PJT Partners present, to discuss the Offer and the Company’s response. The Wyndham Board also reviewed the financial advisor relationships disclosure of each of Deutsche Bank and PJT Partners. During this meeting, at the request of the Wyndham Board, each of Deutsche Bank and PJT Partners rendered their respective oral opinions to the Wyndham Board, subsequently confirmed in writing, that as of December 17, 2023, and based upon and subject to among other things, the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken in connection with such opinion set forth in their respective written opinions, the consideration proposed to be paid to the holders (other than the Company, Purchaser and their respective affiliates) of Wyndham Common Stock pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the respective written opinions of Deutsche Bank and PJT Partners, each dated December 17, 2023 and each of which sets forth the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken in connection with such opinions, are attached as Annexes B and C, respectively. Each of Deutsche Bank and PJT Partners provided its opinion for the information and assistance of the Wyndham Board in connection with its consideration of the Offer. The respective opinions of Deutsche Bank and PJT Partners are not a recommendation as to any action the Wyndham Board should take with respect to the Offer or any aspect thereof, or a recommendation as to whether or not any holder of Wyndham Common Stock should tender such shares in connection with the Offer or any other matter. Representatives of Kirkland reviewed the Board’s fiduciary duties and certain other legal matters in connection with the Offer.
After discussion, and taking into account the factors described under “Reasons for Recommendation,” the Wyndham Board unanimously determined that (i) the Offer is not in the best interests of the Company or its stockholders and (ii) that the Wyndham Board would recommend that Wyndham stockholders reject the Offer and NOT tender any of their shares of Wyndham Common Stock to Choice pursuant to the Offer. Prior to the passing of the foregoing resolution by the Wyndham Board, the non-management, independent members of the Wyndham Board (Mses. Biblowit and Richards and Messrs. Buckman, Churchill, Deoras and Nelson) met in a separate executive session to discuss the Offer, and unanimously resolved to recommend to the Wyndham Board that the Offer was not in the best interests of the Company or its stockholders and that the Wyndham Board should recommend that the Wyndham’s stockholders reject the Offer and not tender any of their shares of Wyndham Common Stock to Choice pursuant to the Offer.
On December 18, 2023, Wyndham filed this Statement.
Reasons for Recommendation
The Wyndham Board has determined that the Offer is not in the best interests of Wyndham’s stockholders. Accordingly, the Wyndham Board unanimously recommends that Wyndham stockholders reject the Offer and not tender any of their shares of Wyndham Common Stock to Choice pursuant to the Offer.
In reaching this conclusion, and making its recommendation to reject the Offer, the Wyndham Board consulted with its financial and legal advisors, Wyndham management, and took into account numerous factors, including but not limited to the following:3
(I)
The Offer involves an uncertain regulatory timeline and outcome, and Choice has been unwilling to appropriately address the asymmetrical risks for Wyndham stockholders with adequate protections and compensation.

The Wyndham Board believes that an extended regulatory review timeline with uncertain outcome introduces the potential for irreparable damage to Wyndham’s business and erosion of stockholder value.
•
The Offer involves an extended regulatory timeline for antitrust review, and the outcome is uncertain. Choice’s November Proposal included a two-year period to obtain regulatory approvals, consistent with our assessment of the risk of an extended regulatory review period. The Wyndham

[3]	Unless otherwise noted, all market data is measured as of December 15, 2023.

Board believes that the Offer will be subject to an FTC Request for Additional Information and Documentary Material, colloquially referred to as a “Second Request”. Complying with the FTC’s voluminous documentary, data, and other demands in a Second Request typically takes between six to 12 months (inclusive of an initial review period), and often longer, and then additional time, sometimes many months, is required to allow the FTC to reach an enforcement decision. Following its review, the FTC may choose to permit the deal to close, seek remedies, or sue to block the deal. If the FTC seeks to block the deal, court proceedings could take many more months. Thus, there is no guarantee that the transaction as contemplated in the Offer would close.
For several reasons, the Wyndham Board believes that the nature of the transaction and factors specific to the hospitality sector will require an extended period of time to review compared to businesses that are smaller in scope, scale, or competitive intensity:
○	U.S. antitrust investigations are at historic highs and a combination between direct competitors, as is the case here, is likely to be subject to rigorous review.
○
The combined company would be the largest U.S. provider of hotel franchise services in the chainscales that serve middle-income guests - economy and midscale - with over 55% market share in each, resulting in significant uncertainty as to whether the FTC or courts would ever clear the transaction.

○
In November, Wyndham received notice that the FTC opened a preliminary investigation into the proposed transaction, despite there being no formal offer or transaction to investigate. The FTC’s interest in investigating a transaction that did not then exist is unusual and is additional evidence of the FTC’s concerns and the likelihood that the Offer will face a prolonged review process.

•
The uncertain regulatory timeline presents significant risk to our business with lack of adequate protections. As discussed above, the November Proposal included a two-year period for Choice to obtain regulatory approvals, which is wildly inconsistent with Choice’s position for many months that they would be able to clear regulatory approvals within 60 days. This revised timeline also highlights a change in Choice’s perceived risk of its ability to ultimately close the proposed transaction. The Wyndham Board believes that any extended period between announcement and closing or termination of the transaction exposes Wyndham and its stockholders to meaningful risks, including, among others (i) new business development disruption and deterioration in segment-leading retention rates[4] resulting in impaired earnings growth, (ii) competitors (including Choice) capitalizing on franchisee uncertainty, (iii) stagnated development of Wyndham’s fast-growing ECHO Suites brand and (iv) challenges attracting and retaining team members. The Wyndham Board believes that the negative impact associated with an uncertain and extended regulatory review period will lead to lower retention, fewer room openings and a damaged development pipeline (through both fewer new signings added to the pipeline and higher breakage of the existing pipeline) that could have a material impact on Wyndham’s business, reducing its growth rate, EBITDA, cash flow, valuation multiple and, ultimately, the share price of Wyndham Common Stock.

•
As compensation for the potential value destruction that could occur over a two-year closing period, Choice included a 6% reverse termination fee in the November Proposal, equivalent to only approximately $5 per share of Wyndham Common Stock. The Wyndham Board believes this level of compensation is grossly inadequate in light of the significant asymmetrical risk to Wyndham and its stockholders, which could result in damage far in excess of $5 per share. Recent precedent transactions in sectors with similar competitive dynamics and regulatory risk have included reverse termination fees five to seven points higher than Choice’s5 November Proposal and further support the Wyndham Board’s view that the November Proposal’s 6% reverse termination fee is grossly insufficient. Additionally, even if the transaction is permitted to close,

[4]	Represents the “economy” segment.
[5]
The reverse termination fees associated with JetBlue’s proposed acquisition of Spirit Airlines and Alaska Airlines proposed acquisition of Hawaiian Airlines are 12.9% and 10.8% of the transaction equity value, respectively.

required remedies imposed by antitrust authorities, such as divestitures, could also negatively affect the pro forma value of the combined company, which Wyndham stockholders would be exposed through the stock portion of the Offer consideration.
•
The Additional Consideration offered by Choice as a “ticking fee” does not compensate Wyndham shareholders for the risks associated with a prolonged regulatory review resulting in the transaction not closing and, in any event, is illusory based on how Choice crafted its Offer; the Additional Consideration is not payable if the transaction does not close and therefore is not in any way incremental to the inadequate reverse termination fee included in the November Proposal. Even if the Offer is completed after a prolonged regulatory review, the Additional Consideration will never be payable because Choice’s Offer states that it only begins accruing on the one-year anniversary of the Minimum Tender Condition being satisfied, something that can only happen when the Offer ACTUALLY closes. This continues Choice’s pattern of misrepresenting the value of the “ticking fee” it purports to offer and shows that Choice is not serious about compensating Wyndham stockholders for the harm inflicted by a protracted regulatory process in connection with its Offer.

•
Franchisees are opposed to the transaction which increases regulatory risk and potential business disruption. The reception to the Choice offers from the Wyndham franchisee community has been overwhelmingly negative, as evidenced by the vehement opposition from the Asian American Hotel Owners Association (“AAHOA”), which represents roughly two-thirds of Wyndham and Choice franchisees. In its published letter expressing deep concerns about the proposed combination, AAHOA referenced that having one franchisor control so many economy and limited service hotels would be “highly disruptive” to AAHOA members’ business practices and significantly limit their ability to ensure fair franchise agreements. Wyndham’s franchisees have vocalized fear of losing Wyndham’s owner-first philosophy, and, according to a recent AAHOA survey of more than one thousand AAHOA members, nearly 80% of Choice and Wyndham franchisees believe a merger would have a “negative impact” on their business and roughly three-quarters of AAHOA members that own both Choice and Wyndham franchised hotels also think the merger would “hurt their business.” The Wyndham Board is concerned that the announcement of a transaction could result in increased franchisee churn and reduced new development activity, highlighting the risks to Wyndham stockholders of a prolonged period of regulatory review with no certainty of outcome. The Wyndham Board believes that this type of dislocation has already occurred following Choice’s acquisition of Radisson, where Choice has seen 6+% of the Radisson[6] rooms in the system leave within just over a year of the closing of Choice’s acquisition of Radisson. The Wyndham Board believes that extended regulatory uncertainty will allow competitors to accelerate their growth in the respective chain scales in which we operate, using the uncertainty associated with an announced but at-risk transaction to aggressively pursue franchisees whose contracts are up for renewal. The Wyndham Board also notes the continued misrepresentation by Choice that franchisees are supportive of a combination. While Choice repeatedly quotes and references support from its own franchisees, it misrepresents this support as also coming from Wyndham franchisees, and contradicts the results of AAHOA’s independent survey.

(II)	The Offer is inadequate and undervalues Wyndham’s superior, standalone growth prospects.
At Choice’s current share price, its offer to acquire all outstanding shares of Wyndham represents a value of approximately $85 per share, below the nominal value of $90 per share proposed on October 16, 2023, the last trading day before Choice publicized the August Proposal (the “Unaffected Date”). The Wyndham Board believes that Wyndham can deliver long-term stockholder value in excess of the risk-adjusted value reflected in the Offer by continuing to execute on its existing business plan which has included launching new brands, leveraging its global brand recognition for additional growth, delivering its signature owner-first philosophy to increase franchisee retention, and taking advantage of the alignment between prevailing secular growth trends and Wyndham’s geographic footprint and value proposition.
[6]	Represents Radisson U.S. system as Choice has changed reporting and no longer discloses international or total changes.

Importantly, the Wyndham Board believes that Wyndham is able to effectuate its standalone plan without overleveraging its balance sheet, while the Offer includes undue risk from off-market transaction conditions and a lack of customary protections, excess leverage and an uncertain timeline and outcome that could significantly harm Wyndham’s business.
•
The Offer represents a mere 4% premium to Wyndham’s 52-week high, and only a 10% premium to where Wyndham stock is currently valued (as of December 15, 2023). Choice’s November Proposal (with its $90 value being calculated as of the Unaffected Date) was an opportunistic attempt to take advantage of point-in-time stock price fluctuations, including a temporary dislocation in Wyndham’s share price, which as of the Unaffected Date was trading near its 52-week low (or 85% of its 52-week high). The timing of Choice’s public disclosure of its unsolicited offer on October 17, 2023 occurred when the broader sector was facing market volatility with downward pressure. Since then, Wyndham’s share price has recovered to 95% of its 52-week high, which is consistent with the broader sector[7] performance of 99%. Similarly, the announcement of the August Proposal came at a time when Choice’s multiple was trading at an approximate 2.2x premium to Wyndham’s, which has since contracted, eroding a majority of the premium in Choice’s Offer. Since the Unaffected Date, the average share price and NTM EBITDA multiple of the broader set of publicly traded lodging peers[7] have increased by 17% and 1.4x, respectively, while the nominal value of Choice’s offer has decreased by 5%. When viewed in the context of recent market performance, the offer by Choice represents a limited to no premium to this “mark-to-market” unaffected share price.

•
The Offer does not adequately compensate Wyndham stockholders for the value that Wyndham delivers to Choice in a combination. The Wyndham Board sees the Offer as an attempt by Choice to mask its anemic organic growth by acquiring Wyndham’s capabilities and contributions without paying adequate value to Wyndham stockholders. The Wyndham Board believes Wyndham would meaningfully contribute value to the combined entity, including (i) balance sheet debt capacity, (ii) synergies, (iii) culture and franchisee relationships and (iv) superior organic growth. As Choice does not have sufficient standalone balance sheet capacity to fund the cash portion of the consideration, the Wyndham Board believes that Choice is seeking to utilize Wyndham’s balance sheet capacity and synergies to fund the required cash for the proposed combination. Additionally, Wyndham’s platform drives significant cost synergies in a combination. Choice’s estimate of these cost synergies increased from $100 million to $150 million from the time of the August Proposal to the October public disclosure without any corresponding increase in the Offer price. Furthermore, Choice has highlighted the potential for incremental revenue synergies without any increase in its Offer price. Wyndham’s owner-first philosophy has created a differentiated culture for its franchisees, and Choice is seeking to mitigate its damaged owner relationships by leveraging Wyndham’s industry-leading capabilities.

•
The Offer undervalues Wyndham’s growth, especially in comparison to Choice’s slower growing business. Since the spin-off from Wyndham Worldwide on May 31, 2018, Wyndham has undertaken a series of initiatives that lay a strong foundation and provide a runway for sustainable long-term organic growth to deliver outsized value to our stockholders. The Wyndham Board believes that the Offer does not take into consideration Wyndham’s upside potential and consequently exposes its stockholders to a Choice business that, in comparison, has underperformed on an organic basis. Wyndham has outpaced Choice in organic net room growth by approximately 92,000 rooms since 2020 and has grown its U.S. portfolio for nine consecutive quarters.[8] As of September 30, 2023, Wyndham’s pipeline had expanded 9% year to date and has grown sequentially for 13 consecutive quarters, while under Choice’s self-styled “proven leadership”, Choice’s pipeline contracted over 7% year to date. Moreover, Choice’s RevPAR accretive brands within its pipeline declined 38% over the preceding three years.[9] Choice’s lack of organic net room growth and pipeline decline translated into organic adjusted EBITDA growth of just 1% during the first half 2023 while Wyndham’s comparable adjusted EBITDA grew 9%

[7]	Peer group set consists of Marriott International, Hilton and IHG.
[8]	Choice third quarter 2023 global room count adjusted to exclude the approximately 67,000 rooms acquired from Radisson.
[9]	Compares Choice’s most recent publicly available information as of December 31, 2022. Defined as brands having RevPAR higher than system-wide RevPAR as of 2022.

during that same period.10 Wyndham’s more efficient business model has also resulted in significantly higher free cash flow conversion than Choice. For the first half 2023, free cash flow conversion was 102% for Wyndham compared to just 54% for Choice.11 Wyndham’s 2024 outlook of 7-8% organic growth and 7-10% adjusted EBITDA CAGR through 2026 is supported by management’s strong track record of organic growth and builds on the 6% year-over-year comparable adjusted EBITDA increase in 2023.12 Wyndham’s simplified, asset-light franchising business model resulted in 80%+ industry-leading adjusted EBITDA margins13 and approximately 100% annual free cash flow conversion.14
•
Wyndham’s strong balance sheet presents an opportunity to accelerate growth and drive stockholder value. Wyndham has historically maintained a strong balance sheet and consistently returned capital to stockholders, highlighted by approximately $1.8 billion of capital returned since its spin-off. The Wyndham Board believes that Wyndham’s utilization of its balance sheet presents an opportunity to strategically allocate capital through M&A, pipeline acceleration and incremental stockholder returns. Wyndham expects approximately $1.4 billion of excess cash to be available for capital allocation during the two-year closing period proposed by Choice in its November Proposal.[15]

•
Wyndham has the fastest growing brand in the industry, ECHO Suites by Wyndham. In March 2022, Wyndham launched a new brand, ECHO Suites Extended Stay by Wyndham, which has quickly established itself as the industry’s fastest-growing brand with 265 contracts signed since its launch.[16]

•
Wyndham’s international presence presents significant upside growth potential. Wyndham has global brand recognition which presents significant upside opportunity in contrast to Choice’s predominantly domestic portfolio. With more than 3,000 hotels located outside the U.S. in more than 95 countries, the international segment experienced strong growth with Wyndham’s system increasing by approximately 15% over the past two years. Furthermore, the ongoing shift towards direct franchising provides upside potential for royalty rate and RevPAR growth; since 2019 our international royalty rate grew by more than 30 basis points.

•
Wyndham has significant embedded upside from its ongoing retention strategy. Wyndham’s signature owner-first philosophy and ongoing enhancements to its franchisee value proposition have resulted in its industry-leading franchisee retention rate improving from 93% at spin-off to more than 95% as of September 30, 2023 with a go-forward target of more than 96%.

•
Wyndham’s geographic footprint and value proposition align with prevailing secular growth trends. With an industry-leading domestic footprint, Wyndham is expected to disproportionately benefit from the $1.5 trillion Infrastructure Investment and Jobs Act and CHIPS and Science Act spending based on a significant overlap with allocated spend markets, resulting in incremental gross room revenues to franchisees of approximately $3.3 billion and royalties to Wyndham of more than $150 million over the expected spending period.

•
Wyndham’s pipeline mix and ancillary revenue opportunities provide further upside. The Wyndham Board believes that realization of Wyndham’s pipeline that is approximately 80% new construction, including La Quinta, Microtel and ECHO branded hotels which have higher fees, will help increase royalty rate and RevPARs, while also accelerating net room growth. Wyndham’s strategy continues to focus on growing royalty rate and RevPAR within each region to ensure that

[1][0]
Eliminates the impact from the sale of Wyndham’s owned hotels and the exit of its select-service management business, both of which occurred in 2022, as well as quarterly timing variances from Wyndham’s marketing funds, which aligns with Choice’s treatment. As of the third quarter of 2023, Choice no longer reports Radisson contribution of Adjusted EBITDA. See Annex D for a reconciliation of net income to comparable adjusted EBITDA.

[1][1]	Calculated as net cash from operating activities less capital expenditures as a percentage of adjusted net income.
[1][2]	Assumes midpoint of Wyndham’s 2023 adjusted EBITDA guidance of $654 million to $664 million. 2023 to 2024 organic growth rates adjusted for $10 million marketing fund contribution in 2023.
[1][3]	Represents FY2022 margin. Calculation excludes the impact of cost reimbursement and marketing, reservation and loyalty fees.
[1][4]	Reflects adjusted net income conversion to free cash flow and represents FY2022 free cash flow conversion.
[1][5]	Free cash flow through 2025; leverage of 3.5x on 2025 EBITDA.
[1][6]	As of September 30, 2023.

it is always building on the brands’ regional equity. Furthermore, as system size increases, the Wyndham Board expects Wyndham to benefit from ancillary revenue growth including credit cards, partnerships and other monetization opportunities.
(III)	Choice’s slower-growing business and post-transaction, higher leverage negatively affects the value of the equity consideration included in the Offer.
The Wyndham Board believes that the Offer’s consideration mix includes fully valued Choice stock and that the Offer exposes Wyndham stockholders to a constrained balance sheet with above-market leverage levels that could negatively impact the combined company’s ability to invest in growth, reducing the value of the equity Wyndham stockholders would receive in the transaction.
•
The Offer’s $90 nominal value is subject to volatility due to the significant stock component. The 45% stock component of the Offer exposes Wyndham stockholders to excessive risks with respect to the value of the consideration that would be received. Choice stock has already declined by 12% since the Unaffected Date, which may be indicative of the market’s view of pro forma valuation of the combined company. As a result, the Offer currently represents a value of approximately $85 per share of Wyndham Common Stock, below the nominal value of $90 as of the Unaffected Date. The Wyndham Board remains concerned by the Offer’s consideration mix given the negative performance of Choice’s stock and trading multiple relative to the broader sector since the Unaffected Date.

•
Choice’s stock appears to be fully valued and at risk for further degradation. Industry research analysts view Choice as fully valued with approximately 70% of research analysts having Choice at a “sell” or “hold” rating (compared with 92% of covering analysts rating Wyndham’s stock as a “buy”). When Wyndham first became a public company, Choice was trading at a 5.4x multiple premium to Wyndham. Wyndham’s trading multiple has increased steadily since its spin-off[17] and has narrowed the Choice premium to approximately 2.2x as of the Unaffected Date through Wyndham’s multiple expansion of 1.7x and Choice’s multiple contraction of 1.5x.[18] The Wyndham Board believes that Choice’s slower-growing business and other fundamental concerns could result in further deterioration of its multiple. At the same time, the Wyndham Board expects Wyndham’s continued execution on organic growth strategies to result in further multiple expansion. The Wyndham Board also believes that the development pipeline offers evidence of future growth prospects for a hotel franchisor. As of September 30, 2023, Choice’s pipeline has contracted 7% year to date, while Wyndham’s pipeline has expanded 9% year to date. Wyndham’s Board is concerned that Choice’s inability to grow organically will result in further deterioration of its trading multiple, which will cause the value of the Offer to degrade further. The Wyndham Board believes Wyndham stockholders are better positioned owning Wyndham’s stock, which has significant upside relative to Choice’s fully valued stock.

•
The Offer would result in excessive, above-market leverage levels in the combined company, limiting its ability to invest in growth initiatives. The pro forma financial statements in the Form S-4 model the acquisition debt financing at an investment grade interest rate of 7-8%. Choice has not arranged committed financing, despite “numerous calls with potential financing sources” as early as August 2023 (according to its own statements) and has no certainty on the interest rate assumed in their pro forma financial statements. The Wyndham Board, after consultation with its financial advisors, believes that securing debt commitments at those levels will be difficult to achieve under the current debt market conditions, especially if Choice suffers an expected ratings downgrade. In the Form S-4, Choice states that its “anticipated level of indebtedness could, among other things...result in a downgrade in the credit rating of Choice...” The Wyndham Board believes that, if the Offer were consummated, the capital structure of the combined company would create significant risks for the combined company. Moreover, to complete the transaction, Choice would need to raise approximately $6 billion of incremental debt in a historically high interest rate environment. The net debt-to-LTM EBITDA ratio contemplated by the Offer is approximately 6.6x, compared with 3.3x for Wyndham and

[1][7]	Wyndham’s spin-off date was May 31, 2018.
[1][8]	NTM EBITDA multiple.

a peer average of 2.5x.19 The ability for Choice to de-lever is highly dependent on the cost of capital, and every 1% increase above Choice’s projected interest rate for the acquisition financing could result in approximately $60 million of incremental interest expense, negatively impacting the ability to de-lever and pursue an appropriate capital allocation strategy. The Wyndham Board believes that the highly levered combined company compares unfavorably to Wyndham’s current balance sheet capacity, where by the end of the potential two-year period to the closing of the transaction, Wyndham expects to have approximately $1.4 billion of capital to deploy to drive enhanced value for Wyndham shareholders.15 The Wyndham Board is concerned that Choice has historically heavily relied on its balance sheet to fuel growth and would have very limited balance sheet capacity to allocate to growth initiatives during the long deleveraging period. Choice’s deployment of capital has been directly correlated to its growth. Between 2017 and 2019, Choice deployed over $500 million20 of capital into organic growth resulting in a 3% net room growth CAGR. In contrast, between 2020 and the third quarter of 2023, Choice deployed less than $100 million towards organic growth, resulting in a declining system size and negative 1% net room CAGR. The Wyndham Board believes the increased leverage level, in a historically high interest rate environment, would potentially constrain capital investment for a long deleveraging period which could significantly impact the pro forma trading multiple of the combined company.
(IV)	The Offer and other efforts by Choice are subject to numerous conditions (including financing and diligence conditions), requires Wyndham’s support and creates significant uncertainty.
The Wyndham Board believes that the numerous conditions set forth in the Offer create significant uncertainty and risk as to whether the Offer can be completed and the timing for completion. Choice’s lack of committed financing raises further concerns about the seriousness of the Offer.
•
The Offer is subject to a litany of conditions, which make the consummation of the Offer highly uncertain. As described in “Item 2. Identity and Background of Filing Person — Exchange Offer” above and in Annex A to this Statement, the Offer is subject to a litany of conditions, including, among others, the following conditions:

○	the Minimum Tender Condition;
○	the Anti-Takeover Devices Condition;
○	the Choice Stockholder Approval Condition;
○	the Competition Laws and Governmental Approval Condition;
○	the Diligence Condition;
○	the Financing Condition;
○	the Stock Exchange Listing Condition;
○	the Registration Statement Condition;
○	the No Injunction Condition;
○	the No Wyndham Material Adverse Effect Condition;
○	the No Pending Litigation Condition; and
○	the No Contractual Impairment Condition.
In many cases, the conditions to the Offer are subject to satisfaction in Choice’s discretion and/or do not contain customary materiality qualifications. The Wyndham Board believes that the effect of these, and among other numerous conditions, is that Wyndham’s stockholders cannot be assured that Choice will be able to consummate the Offer. Each of the foregoing conditions are for the benefit of Choice and may be
[19]
Peer group set consists of Marriott International, Hilton, Hyatt, IHG, Accor and Choice, and reflects LTM net leverage as of September 30, 2023 for Marriott International, Hilton, Hyatt and Choice and LTM net leverage as of June 30, 2023 for IHG and Accor. LTM net leverage contemplated by offer based on LTM EBITDA and balance sheet data as of September 30, 2023 for Wyndham and Choice and assumes no synergies.

[2][0]	Includes franchise agreement acquisition cost, issuance and collections of notes receivable, and support for Cambria and Everhome Suites development.

asserted by Choice in its sole discretion regardless of the circumstances giving rise to any such condition failing to be satisfied or, other than the HSR Condition, the Registration Statement Condition, the Choice Stockholder Approval Condition and the Stock Exchange Listing Condition, may be waived by Choice in whole or in part at any time and from time to time prior to the expiration of the Offer in its discretion.
•
Choice has not arranged committed financing, despite “numerous calls with potential financing sources” as early as August 2023 (according to its own statements). Choice reported only having approximately $36 million of cash on hand and nearly two-thirds of its revolving credit facility drawn, as of September 30, 2023. Choice has since disclosed that it has purchased more than $110 million of Wyndham shares, further depleting liquidity and increasing leverage. Unlike other would-be hostile acquirors in comparable transactions, Choice does not have committed financing lined up or even executed “highly confident” letters with respect to a financing, meaning it has no means of financing the Offer. Additionally, Choice has not indicated what form its “take-out” financing would take – Choice mentions both equity and debt financing options but notes that Choice “has not negotiated the terms of, or entered into, any such financing agreement.” Choice further notes that it may undertake an underwritten equity offering or a private placement of equity, which would dilute the Wyndham shareholders’ stake in Choice if the Offer was completed.

•
The Offer includes a non-customary “Diligence Condition.” Contrary to Choice’s express statements throughout its bid history on its desire to enhance transaction certainty, the Offer is expressly conditioned on further due diligence by Choice and Choice’s satisfaction with its outcome. The Wyndham Board believes that, given Choice’s presence in the market and the publicly available information on Wyndham, the “Diligence Condition” is designed solely to serve as a one-way exit option to the Offer in favor of Choice and reveals the illusory nature of the Offer.

(V)	The Wyndham Board has received inadequacy opinions from each of Deutsche Bank and PJT Partners.
The Wyndham Board considered the fact that each of Deutsche Bank and PJT Partners rendered an oral opinion to the Wyndham Board, subsequently confirmed in writing, to the effect that, as of December 17, 2023, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken described therein, the consideration proposed to be paid to the holders of Wyndham Common Stock (other than Choice, Purchaser and their respective affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the respective written opinions of Deutsche Bank and PJT Partners, each dated December 17, 2023, and each of which sets forth the assumptions made, procedures followed, matters considered and limitations qualifications and conditions on the review undertaken in connection with such opinion, are attached as Annexes B and C, respectively. Deutsche Bank and PJT Partners provided their respective opinions for the information and assistance of the Wyndham Board in connection with its consideration of the Offer. The respective opinions of Deutsche Bank and PJT Partners are not a recommendation as to any action the Wyndham Board should take with respect to the Offer or any aspect thereof, or a recommendation as to whether or not any holder of Wyndham Common Stock should tender such Wyndham Common Stock in connection with the Offer or any other matter.
* * * * *
The foregoing discussion of the information and factors considered by the Wyndham Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Wyndham Board in reaching its conclusions and recommendations. The members of the Wyndham Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Wyndham and considered the advice of the Wyndham Board’s financial and legal advisors. In light of the number and variety of factors that the Wyndham Board considered, the members of the Wyndham Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Wyndham Board was made after considering the totality of the information and factors involved. In addition, individual members of the Wyndham Board may have given different weight to different factors.

In light of the factors described above, the Wyndham Board has determined that the Offer is not in the best interests of Wyndham’s stockholders. Accordingly, the Wyndham Board unanimously recommends that Wyndham stockholders reject the Offer and NOT tender any of their shares of Wyndham Common Stock to Choice pursuant to the Offer.
Intent to Tender
To the knowledge of Wyndham after making reasonable inquiry, none of Wyndham’s directors, executive officers, affiliates or subsidiaries intends to tender any shares of Wyndham Common Stock held of record or beneficially owned by such person pursuant to the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used
The Company has retained Deutsche Bank and PJT Partners to act as financial advisors in connection with, among other things, Wyndham’s analysis and consideration of, and response to, the Offer. Both financial advisors will be paid customary fees for such services a portion of which became payable to each of the advisors in connection with the delivery of their respective opinions attached hereto as Annexes B and C. Both financial advisors will be reimbursed for their respective reasonable out-of-pocket expenses (including fees and disbursements of their respective legal counsel), and will be indemnified against certain liabilities relating to or arising out of the engagement.
Wyndham has retained Innisfree to assist it in connection with Wyndham’s communications with its stockholders in connection with the Offer. Wyndham has agreed to pay customary compensation to Innisfree for such services. In addition, Wyndham has agreed to reimburse Innisfree for certain expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.
Wyndham has retained FGS Global (“FGS”) as a public relations advisor in connection with the Offer. Wyndham has agreed to pay customary compensation to FGS for such services pursuant to existing long-term arrangements with FGS. In addition, Wyndham has agreed to reimburse FGS for certain expenses and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.
Except as set forth above, neither Wyndham nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to the stockholders of Wyndham on its behalf with respect to the Offer.
Item 6.	Interest in Securities of the Subject Company
Securities Transactions
Other than in the ordinary course of business in connection with grants of DSUs issued for quarterly dividends under the 2018 Equity and Incentive Plan and the NED Deferred Compensation Plan and as set forth below, no transactions with respect to Wyndham Common Stock have been effected by Wyndham or, to Wyndham’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, or subsidiaries, during the 60 days prior to the date of this Statement.
Transactions by Executive Officers and Directors
Name	Date	No. of Shares	Price Per Share	Transaction Description
Myra J. Biblowit	10/27/2023	458	$70.93	Grant of common stock issued for quarterly retainer fees
James E. Buckman	10/27/2023	582	$70.93	Grant of deferred stock units issued for quarterly retainer fees
Bruce B. Churchill	10/27/2023	476	$70.93	Grant of deferred stock units issued for quarterly retainer fees
Mukul V. Deoras	10/27/2023	445	$70.93	Grant of deferred stock units issued for quarterly retainer fees
Stephen P. Holmes	10/27/2023	599	$70.93	Grant of deferred stock units issued for quarterly retainer fees
Ronald L. Nelson	10/27/2023	445	$70.93	Grant of deferred stock units issued for quarterly retainer fees
Pauline D.E. Richards	10/27/2023	480	$70.93	Grant of common stock issued for quarterly retainer fees

Transactions by the Company
Name	Date	No. of Shares	Price Per Share(1)(2)	Price Range(1)(2)	Transaction Description
Wyndham Hotels & Resorts, Inc.	10/19/2023	40,048	$73.77	$73.01-$74.52	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	10/20/2023	40,152	$73.58	$72.72-$74.00	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	10/23/2023	40,135	$73.61	$72.97-$73.95	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	10/24/2023	36,672	$74.22	$73.62-$74.63	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	10/25/2023	40,035	$73.80	$73.20-$74.84	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	10/26/2023	40,579	$72.81	$71.95-$74.69	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	10/27/2023	35,163	$71.09	$70.39-$72.57	Issuer open market transaction
Wyndham Hotels & Resorts, Inc.	10/30/2023	34,841	$71.75	$71.06-$72.27	Issuer open market transaction
Wyndham Hotels & Resorts, Inc.	10/31/2023	34,729	$71.99	$71.03-$72.97	Issuer open market transaction
Wyndham Hotels & Resorts, Inc.	11/1/2023	34,716	$72.01	$71.47-$72.54	Issuer open market transaction
Wyndham Hotels & Resorts, Inc.	11/2/2023	34,345	$72.79	$71.93-$73.30	Issuer open market transaction
Wyndham Hotels & Resorts, Inc.	11/3/2023	33,489	$74.65	$74.11-$75.16	Issuer open market transaction
Wyndham Hotels & Resorts, Inc.	11/6/2023	33,255	$75.17	$74.56-$75.61	Issuer open market transaction
Wyndham Hotels & Resorts, Inc.	11/7/2023	32,805	$76.20	$74.10-$76.87	Issuer open market transaction
Wyndham Hotels & Resorts, Inc.	11/8/2023	33,059	$75.60	$75.32-$76.11	Issuer open market transaction
Wyndham Hotels & Resorts, Inc.	11/9/2023	33,046	$75.65	$75.00-$76.08	Issuer open market transaction
Wyndham Hotels & Resorts, Inc.	11/10/2023	32,694	$76.46	$75.46-$76.92	Issuer open market transaction
Wyndham Hotels & Resorts, Inc.	11/13/2023	32,531	$76.85	$76.45-$77.36	Issuer open market transaction
Wyndham Hotels & Resorts, Inc.	11/14/2023	32,178	$77.69	$77.36-$78.09	Issuer open market transaction
Wyndham Hotels & Resorts, Inc.	11/21/2023	16,363	$77.59	$77.36-$77.98	Issuer open market transaction
Wyndham Hotels & Resorts, Inc.	11/22/2023	16,281	$78.00	$77.64-$78.23	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	11/24/2023	16,199	$78.40	$78.12-$78.62	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	11/27/2023	16,262	$78.09	$77.66-$78.51	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	11/28/2023	16,297	$77.93	$77.70-$78.15	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	11/29/2023	16,332	$77.75	$77.29-$78.67	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	11/30/2023	16,380	$77.53	$77.15-$77.90	Issuer open market transaction under 10b5-1 Plan

Name	Date	No. of Shares	Price Per Share(1)(2)	Price Range(1)(2)	Transaction Description
Wyndham Hotels & Resorts, Inc.	12/1/2023	16,172	$78.53	$77.30-$79.03	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	12/4/2023	16,156	$78.61	$78.20-$79.59	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	12/5/2023	16,310	$77.87	$77.30-$78.92	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	12/6/2023	16,415	$77.36	$77.09-$77.87	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	12/7/2023	16,202	$78.38	$77.45-$78.64	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	12/8/2023	16,186	$78.46	$78.15-$78.81	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	12/11/2023	15,989	$79.43	$78.96-$79.93	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	12/12/2023	16,127	$78.75	$78.17-$79.85	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	12/13/2023	16,204	$78.37	$77.38-$79.39	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	12/14/2023	15,919	$79.77	$78.28-$81.71	Issuer open market transaction under 10b5-1 Plan
Wyndham Hotels & Resorts, Inc.	12/15/2023	16,321	$77.78	$77.21-$78.08	Issuer open market transaction under 10b5-1 Plan
(1)
Shares were acquired in multiple transactions each day at prices within the price range set forth in the column labeled “Price Range.” The price reported in the column labeled “Price Per Share” is a weighted average price.

(2)	Excluding commissions.
Item 7.	Purposes of the Transaction and Plans or Proposals
Wyndham has engaged in discussions with Choice, and also regularly maintains contact with other third parties in the industries in which it participates, regarding possible business transactions. Wyndham has not ceased, and expects to continue, such activity as a result of the Offer. In addition, Wyndham and its representatives have engaged in discussions with Choice and, in particular, as previously discussed, Wyndham and its representatives have continuously held discussions with Choice to explore if there was a path to a combination that creates value for Wyndham stockholders and would be additive to Wyndham’s strategic and financial plan, including exploring terms that could address the concerns expressed by the Wyndham Board. Wyndham and its representatives may in the future engage in discussions regarding the foregoing with Choice. Wyndham’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties including Choice (except as may be required by law). Wyndham does not expect to provide an update regarding the foregoing unless and until it is engaged in negotiations that would result in a material change to the information set forth in this Statement.
Except as described in the preceding paragraph or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, Wyndham is not currently undertaking nor engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for, or other acquisition of, shares of Wyndham Common Stock by Wyndham, any of its subsidiaries, or any other person (other than Wyndham’s previously disclosed share repurchase plan); (ii) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving Wyndham or any of its subsidiaries; (iii) any purchase, sale, or transfer of a material amount of assets of Wyndham or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Wyndham.
Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Wyndham Board, agreements in principle, or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information
Information Regarding the Compensation of Wyndham’s Executive Officers
Wyndham maintains benefit plans and other arrangements that provide enhanced benefits and other rights to Wyndham’s executive officers upon a change-in-control of Wyndham (which would include the consummation of the Offer) or a qualifying termination of employment thereafter. These enhanced benefits and other rights are discussed below.
Equity Incentive Awards
As described above under the section of this Statement titled “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Consideration Payable Pursuant to the Offer—Equity-Based Awards Held by the Directors and Executive Officers of Wyndham,” upon a change-in-control of Wyndham, all grants made to directors and executive officers under the 2018 Equity and Incentive Plan will fully vest, with any performance conditions imposed with respect to awards deemed to be fully achieved whether or not the executive officer’s employment is terminated.
Change-in-Control Arrangements
In the event of a change-in-control of Wyndham, Wyndham’s named executive officers (the “NEOs”) are eligible to receive cash severance payments only if their employment is terminated without cause or, if applicable, for constructive discharge following the change-in-control. Wyndham’s NEOs are not entitled to any excise tax gross-up in connection with such change-in-control arrangements. Long-term equity compensation grants made to all eligible team members, including the named executive officers, fully vest on a change-in-control. The payments and terms of change-in-control arrangements for Wyndham’s NEOs are discussed below and under “Quantification of Potential Payments to Wyndham’s Named Executive Officers in Connection with the Offer” further below.
Mr. Ballotti. Pursuant to the Amended Ballotti Agreement, in the event of a termination of employment without cause or due to a constructive discharge, Mr. Ballotti will be entitled to: (i) a lump sum payment equal to 299% of the sum of his then-current base salary plus the highest annual incentive compensation award paid to Mr. Ballotti with respect to the three years immediately preceding the year in which his employment is terminated (but in no event will the annual incentive compensation portion exceed his then target annual incentive compensation award); (ii) reimbursement of the costs associated with continued COBRA health coverage for up to 18 months; (iii) accelerated vesting of all of his then-outstanding time-based equity awards that would otherwise vest within one year following such termination of employment; and (iv) accelerated vesting of his then-outstanding performance-based equity incentive awards on a prorated basis following the performance period based on the period of employment plus 12 months (but not to exceed 100% proration), subject to achievement of performance goals, each of which is subject to Mr. Ballotti’s timely execution and non-revocation of a general release of claims in favor of Wyndham. The provisions of Mr. Ballotti’s employment agreement relating to equity awards do not supersede any right to acceleration of vesting of such awards in the event of a change-in-control of Wyndham as provided in the 2018 Equity and Incentive Plan and award agreements thereunder as described above. Mr. Ballotti’s employment agreement provides for customary restrictive covenants, including non-competition and non-solicitation covenants effective during the period of employment and (i) for one year following termination of employment for any reason, if Mr. Ballotti’s employment terminates after expiration of the term of the employment agreement or (ii) for two years following termination of employment for any reason, if Mr. Ballotti’s employment terminates during the five-year term of the employment agreement.
Ms. Allen and Mr. Cash. Pursuant to Ms. Allen’s employment agreement and Mr. Cash’s employment letter, as amended on February 13, 2023, in the event of a termination of employment without cause or due to a constructive discharge, each such NEO will be entitled to: (i) a lump sum payment equal to 200% of the sum of such NEO’s then-current base salary plus the highest annual incentive compensation award paid to the NEO with respect to the three years immediately preceding the year in which the NEO’s employment is terminated (but in no event will the annual incentive compensation portion exceed the NEO’s then target annual incentive compensation award); (ii) reimbursement of the costs associated with continued COBRA health coverage for up to 18 months; (iii) accelerated vesting of all of such NEO’s then-outstanding time-vesting equity awards granted (in the case of Ms. Allen, on or after December 3, 2019) that would otherwise vest within one year following such termination of employment; and (iv) accelerated vesting of such NEO’s then-outstanding performance-based equity incentive awards on a prorated basis following the performance period based on the period of employment plus 12 months (but not to exceed 100% proration), subject to achievement of performance goals, each of which is subject to the NEO’s timely execution and non-revocation of a general release of claims in favor of Wyndham. The provisions of the employment agreements of Ms. Allen and Mr. Cash relating to equity awards do not supersede any right to acceleration of vesting of such awards in the event of a change-in-control of Wyndham as provided for in the 2018 Equity and Incentive Plan and award agreements thereunder as described above. Ms. Allen’s employment agreement provides for customary restrictive covenants, including non-competition and non-solicitation covenants effective during the period of employment and (i) for one year following termination of employment for any reason, if her employment terminates after expiration of the term of the employment agreement or (ii) for two years following termination of employment for any reason, if her employment terminates during the three-year term of the employment agreement.
Mr. Strickland and Ms. Checchio. Pursuant to each of Mr. Strickland and Ms. Checchio’s employment letters, as amended on February 13, 2023, in the event of a termination of employment without cause, each such NEO will be entitled to: (i) a lump sum payment equal to 200% of the sum of the NEO’s then-current base salary plus the highest annual incentive compensation award paid to the NEO with respect to the three years immediately preceding the year in which the NEO’s employment is terminated (but in no event will the annual incentive compensation portion exceed the NEO’s then-current base salary); (ii) reimbursement of the costs associated with continued COBRA health coverage for up to 18 months; (iii) accelerated vesting of all of the NEO’s then-outstanding time-based equity awards that would otherwise vest within one year following such termination of employment; and (iv) accelerated vesting of the NEO’s then-outstanding performance-based equity incentive awards on a prorated basis following the performance period based on the period of employment plus 12 months (but not to exceed 100% proration), subject to achievement of performance goals, each of which is subject to the NEO’s timely execution and non-revocation of a general release of claims in favor of Wyndham. The provisions of the employment agreements of Mr. Strickland and Ms. Checchio relating to equity awards do not supersede any right to acceleration of vesting of such awards in the event of a change-in-control of Wyndham as provided for in the 2018 Equity and Incentive Plan and the award agreements thereunder as described above.
Quantification of Potential Payments to Wyndham’s Named Executive Officers in Connection with the Offer
The information set forth in the tables below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the NEOs that is based on or otherwise relates to the Offer and assumes, among other things, that the Offer is consummated and that the NEOs will incur a severance-qualifying termination of employment immediately following consummation of the Offer.
The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the consummation of the Offer. The following assumptions have been made for purposes of calculating such amounts:
•	December 12, 2023 as the date on which the Offer is consummated, and
•	A qualifying termination of each NEO’s employment by Wyndham immediately following consummation of the Offer.

The amounts below do not include the value of benefits in which the NEOs are vested without regard to the occurrence of a change-in-control of Wyndham.
Name	Cash ($)(a)	Equity ($)(b)	Perquisites/Benefits ($)(c)	Total ($)
Mr. Ballotti	8,993,741	28,442,007	47,730	37,483,478
Ms. Allen	2,400,000	6,909,782	41,873	9,351,655
Mr. Cash	1,919,190	4,650,149	47,731	6,617,070
Ms. Checchio	1,821,200	3,532,948	45,766	5,399,914
Mr. Strickland	2.120,000	4,367,505	39,370	6,526,875
(a)
Represents the value of cash severance payable to each NEO, which is the 200% (or 299%, in case of Mr. Ballotti) of sum of base salary plus the highest annual incentive compensation award paid to the NEO with respect to the three years immediately preceding the employment termination year (but in no event will the annual incentive compensation portion exceed the NEO’s then target annual incentive compensation award in the case of Messrs. Ballotti and Cash and Ms. Allen, or 100% of the NEO’s then-current base salary, in the case of Mr. Strickland and Ms. Checchio). Cash severance is “double-trigger” in nature (i.e., will become payable following the Offer conditioned on the NEO’s qualifying termination of employment). The amounts of the base salary and annual incentive compensation components of the cash severance are set forth in the table below.

Name	Base Salary Severance ($)	Annual Incentive Compensation Severance ($)
Mr. Ballotti(1)	3,459,131	5,534,610
Ms. Allen	1,200,000	1,200,000
Mr. Cash	1,037,400	881,790
Ms. Checchio	910,600	910,600
Mr. Strickland	1,060,000	1,060,000
(1)
Pursuant to the Amended Ballotti Agreement, effective January 1, 2024, Mr. Ballotti’s base salary and target annual incentive compensation award will increase to $1,300,000 and 175% of base salary, respectively. Mr. Ballotti’s base salary and annual incentive compensation components of the cash severance based on these increases would be $3,887,000 and $6,802,250, respectively.

(b)
Represents the value of unvested options, RSUs and PSUs held by the NEO that would fully vest upon consummation of the Offer, calculated using a price per share of $73.672 (the average closing price of shares of Wyndham Common Stock on the five business days following October 17, 2023, the date Choice first publicly announced the Offer). These amounts are “single-trigger” in nature (i.e., will become payable solely by reason of a change-in-control of Wyndham triggered by the consummation of the Offer, whether or not the NEO’s employment is terminated). The amounts of each type of unvested equity award held by the NEOs that would vest upon the consummation of the Offer are set forth in the table below.

Name	RSUs ($)	PSUs ($)	Options ($)
Mr. Ballotti	14,475,443	12,293,352	1,673,212
Ms. Allen	4,843,492	1,845,042	221,249
Mr. Cash	3,025,635	1,440,140	184,374
Ms. Checchio	2,287,810	1,097,639	147,499
Mr. Strickland	3,037,644	1,182,362	147,499
(c)
Represents 18 months’ reimbursement for continued health plan coverage in accordance with COBRA if elected by the NEO and is “double-trigger” in nature (i.e., will become payable following the Offer conditioned on the NEO’s qualifying termination of employment).

Regulatory Approvals
U.S. Antitrust Clearance
The Offer is subject to review by the FTC and the Department of Justice (the “DOJ”, and, collectively with the FTC, the “antitrust agencies”). Under the HSR Act, the Offer may not be completed until certain information has been provided to the antitrust agencies and the applicable HSR Act waiting period has expired or been terminated.
According to the Offer to Exchange, pursuant to the requirements of the HSR Act, Choice expects to file a Notification and Report Form with respect to the Offer and the Second-Step Mergers with the FTC and the DOJ.

The FTC or DOJ may extend the initial waiting period by issuing a Second Request. In such an event, the statutory waiting period would extend until 30 days after Choice has substantially complied with the Second Request, unless it is earlier terminated by the applicable antitrust agency. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request issued to Wyndham or by Wyndham supplying the requested information, Wyndham is obliged to respond to the Second Request within a reasonable time. After Choice has substantially complied with the Second Request, the waiting period may be extended only by court order or with the consent of Choice. If the waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday.
The antitrust agencies frequently scrutinize the legality under the antitrust laws of transactions such as Choice’s acquisition of Wyndham Common Stock pursuant to the Offer. At any time before or after the consummation of any such transactions, one of the antitrust agencies could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the exchange of shares pursuant to the Offer or seeking divestiture of the Wyndham Common Stock so acquired or divestiture of certain of Choice’s or Wyndham’s assets or to seek relief of other conduct. States and private parties may also bring legal actions under the antitrust laws seeking similar relief or damages. There can be no assurance that a challenge to the Offer and/or the Second-Step Mergers on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See the section of this Statement titled “Item 2. Identity and Background of Filing Person—Exchange Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.
Foreign Competition Laws & Foreign Investment Laws
According to the Offer to Exchange, the Offer and/or the Second-Step Mergers may also be subject to review by competition and foreign investment authorities in jurisdictions outside the United States. Under some of these jurisdictions, the Offer and/or the Second-Step Mergers may not be consummated before a notification has been submitted to the relevant competition or foreign investment authority and/or certain consents, approvals, clearances, permits or authorizations have been obtained and/or the applicable waiting period has expired or has been terminated. In addition, there may be jurisdictions where the submission of a notification is only voluntary but advisable. According to the Offer to Exchange, Choice intends to make all necessary and advisable (at the sole discretion of Choice) notifications in these jurisdictions as soon as practicable. See the section of this Statement titled “Item 2. Identity and Background of Filing Person—Exchange Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions. The consummation of the Offer and/or of the Second-Step Mergers is subject to the condition that the waiting period (or extension thereof) applicable to the Offer and the Second-Step Mergers under any applicable foreign competition and foreign investment laws and regulations shall have expired or been earlier terminated, and any consents, approvals, clearances, permits or authorizations determined by Choice to be required, or advisable, shall have been obtained. There can be no assurance that a challenge to the Offer and/or the Second-Step Mergers under foreign competition or foreign investment laws will not be made, or if such a challenge is made, what the result will be.
Please see Annex A for more information regarding conditions to the Offer.
Delaware Business Combinations Statute
Wyndham is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving Wyndham. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation such as Wyndham from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the Second-Step Mergers proposed by Choice) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:
•	prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (i) those shares owned by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•
at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15 percent or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. In addition, the provisions of Section 203 of the DGCL do not apply to a Delaware corporation if, among other things, (1) such corporation does not have a class of voting stock that is listed on a national securities exchange, or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder or (2) certain business combinations are proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under Section 203 of, any one of certain proposed transactions which (i) is with or by a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors and (ii) is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election to succeed such directors by a majority of such directors.
Neither the Wyndham Certificate of Incorporation nor the Wyndham Bylaws exclude Wyndham from the coverage of Section 203 of the DGCL. Unless Choice’s acquisition of 15% or more of the Wyndham Common Stock is approved by the Wyndham Board before the Offer closes, Section 203 of the DGCL will prohibit consummation of the First Merger (or any other business combination with Choice) for a period of three years following consummation of the Offer unless each such business combination (including the First Merger) is approved by the Wyndham Board and holders of 66-2/3% of the Wyndham Common Stock, excluding Choice, or unless Choice acquires at least 85% of the voting stock of Wyndham outstanding on the expiration date of the Offer (excluding shares of Wyndham Common Stock owned by certain employee stock plans and persons who are directors and also officers of Wyndham). The provisions of Section 203 of the DGCL would be satisfied if, prior to the consummation of the Offer, the Wyndham Board approves the Offer.
Other State Takeover Laws
A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states, or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business in such states. If any state takeover statute is found to be applicable to the Offer, Choice may be unable to accept shares of Wyndham Common Stock tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or the Second-Step Mergers.
Appraisal Rights
Holders of shares of Wyndham Common Stock do not have appraisal rights as a result of the Offer. However, if the First Merger is consummated, holders of shares of Wyndham Common Stock who have not tendered their shares of Wyndham Common Stock in the Offer will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent from the First Merger and demand appraisal of their Wyndham Common Stock. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Wyndham Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the proposed merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Because appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Wyndham Common Stock could be based upon factors other than, or in addition to, the price per share to be paid in the proposed merger or the market value of the Wyndham Common Stock. The value so determined could be more or less than the price per share to be paid in the proposed merger.
FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. BECAUSE OF THE COMPLEXITY OF DELAWARE LAW RELATING TO APPRAISAL RIGHTS, WE ENCOURAGE YOU TO SEEK THE ADVICE OF YOUR OWN LEGAL COUNSEL. THE FOREGOING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE DGCL.
Effect of the Offer on the Company’s Outstanding Indebtedness
As of September 30, 2023, Wyndham had (i) an aggregate principal amount of $110 million outstanding under its revolving credit facility due April 2027, (ii) an aggregate principal amount of $389 million outstanding under its term loan A due April 2027, (iii) an aggregate principal amount of $1,125 million outstanding under its term loan B due 2030 and (iv) an aggregate principal amount of $495 million outstanding of 4.375% senior unsecured notes due 2028 (the “2028 Notes”).
According to Choice’s disclosure in the Form S-4, pursuant to Wyndham’s Credit Agreement dated as of May 30, 2018, as amended on each of April 30, 2020, August 10, 2020, April 8, 2022 and May 25, 2023 (the “Credit Agreement”), the Offer and the Second-Step Mergers could result in an event of default under the Credit Agreement, thereby permitting the lenders thereunder to terminate their commitments and declare any outstanding principal and accrued interest amounts immediately due and payable.
The 2028 Notes are governed by the Indenture, dated April 13, 2018 (the “Base Indenture”), as supplemented by the Fifth Supplemental Indenture, dated August 13, 2020 (the “Fifth Supplemental Indenture” and, together with the Base Indenture and as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Indenture”), by and among Wyndham, the guarantors party thereto and U.S. Bank National Association, as trustee. According to Choice’s disclosure in the Form S-4, in the event that the consummation of the Offer constitutes a change of control under the Indenture and such change of control is accompanied by a ratings downgrade of the 2028 Notes by each of Moody’s and S&P’s within a specified period, such that the rating of the 2028 Notes on any day during such period is below the lower of the rating (x) immediately before the public announcement of the Offer and (y) the date on which the 2028 Notes were originally issued under the Indenture, Wyndham would be required to offer to repurchase the 2028 Notes at a price of 101% of their principal amount plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.
Wyndham cannot assure stockholders that any waiver or amendment of such change of control provisions would be obtainable or that any replacement financing would be available, in each case on commercially reasonable terms, if at all. In short, if the Offer is consummated, Wyndham’s liquidity and ability to operate its business could be materially and adversely impacted.
Second-Step Mergers
The Second-Step Mergers would need to comply with various applicable procedural and substantive requirements of Delaware law.

Cautionary Statement on Forward-Looking Statements
This Statement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act. These statements include, but are not limited to: statements related to Wyndham’s views and expectations regarding the Offer; any statements relating to the plans, strategies and objectives of management or the Wyndham Board for future operations and activities; any statements concerning the expected development, performance, market share or competitive performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on Wyndham and its financial performance; and any statements of assumptions underlying any of the foregoing. We claim the protection of the Safe Harbor contained in the Private Securities Litigation Reform Act of 1995 for forward-looking statements. Forward-looking statements include those that convey management’s expectations as to the future based on plans, estimates and projections at the time Wyndham makes the statements and may be identified by words such as “will,” “expect,” “believe,” “plan,” “anticipate,” “intend,” “goal,” “future,” “outlook,” “guidance,” “target,” “objective,” “estimate,” “projection” and similar words or expressions, including the negative version of such words and expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.
Factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation: factors relating to the Offer, including actions taken by Choice in connection with the Offer, actions taken by Wyndham or its stockholders in respect of the Offer and the effects of the Offer, the completion or failure to complete the Offer, on Wyndham’s businesses, or other developments involving Choice; general economic conditions, including inflation, higher interest rates and potential recessionary pressures; the effects from the coronavirus pandemic, including impact on Wyndham’s business, as well as the impact on its franchisees, guests and team members, the hospitality industry and overall demand for and restrictions on travel; Wyndham’s continued performance during the recovery from COVID-19, and any resurgence or mutations of the virus; the performance of the financial and credit markets; the economic environment for the hospitality industry; operating risks associated with the hotel franchising business; Wyndham’s relationships with franchisees; the impact of war, terrorist activity, political instability or political strife, including the ongoing conflicts between Russia and Ukraine and between Israel and Hamas; the Company’s ability to satisfy obligations and agreements under its outstanding indebtedness, including the payment of principal and interest and compliance with the covenants thereunder; risks related to Wyndham’s ability to obtain financing and the terms of such financing, including access to liquidity and capital; and the Company’s ability to make or pay, plans for and the timing and amount of any future share repurchases and/or dividends, as well as the risks described in Wyndham’s most recent Annual Report on Form 10-K filed with the SEC and subsequent reports filed with the SEC. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required by law.

Item 9.	Exhibits
		Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
(a)(1)(A)	Press release issued by Wyndham Hotels & Resorts, Inc., dated December 12, 2023	8-K	001-38432	99.1	December 12, 2023
(a)(1)(B)	E-mail to Wyndham Hotels & Resorts, Inc. employees	8-K	001-38432	99.2	December 12, 2023
(a)(1)(C)	Press release issued by Wyndham Hotels & Resorts, Inc., dated December 18, 2023					X
(a)(1)(D)	Letter to Wyndham Hotels & Resorts, Inc. team members, dated December 18, 2023					X
(a)(1)(E)	Wyndham Hotels & Resorts, Inc. investor slide					X
(a)(1)(F)	Wyndham Hotels & Resorts, Inc. antitrust presentation					X
(a)(5)(A)	Opinion of Deutsche Bank Securities Inc., dated December 17, 2023 (included as Annex B to this Statement)					X
(a)(5)(B)	Opinion of PJT Partners, LP, dated December 17, 2023 (included as Annex C to this Statement)					X
(e)(1)	Excerpts from Wyndham Hotels & Resorts, Inc.’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 28, 2023					X
(e)(2)	Third Amended & Restated Certificate of Incorporation of Wyndham Hotels & Resorts, Inc.	8-K	001-38432	3.1	May 10, 2023
(e)(3)	Third Amended and Restated By-Laws of Wyndham Hotels & Resorts, Inc.	8-K	001-38432	3.1	January 6, 2023
(e)(4)	Wyndham Hotels & Resorts, Inc. 2018 Equity and Incentive Plan	8-K	001-38432	10.11	June 4, 2018
(e)(5)	Wyndham Hotels & Resorts, Inc. Officer Deferred Compensation Plan	8-K	001-38432	10.12	June 4, 2018
(e)(6)	Wyndham Hotels & Resorts, Inc. Non-Employee Directors Deferred Compensation Plan	8-K	001-38432	10.13	June 4, 2018
(e)(7)	Wyndham Hotels & Resorts, Inc. Savings Restoration Plan	8-K	001-38432	10.14	June 4, 2018
(e)(8)	Form of Award Agreement for Restricted Stock Units for U.S. employees	10-12B/A	001-38432	10.11	April 19, 2018

		Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
(e)(9)	Form of Award Agreement for Restricted Stock Units for non-employee Directors	10-12B/A	001-38432	10.13	April 19, 2018
(e)(10)	Form of Award Agreement for Stock-Settled Stock Appreciation Rights	10-12B/A	001-38432	10.14	April 19, 2018
(e)(11)	Form of Award Agreement for Performance Restricted Stock Units	10-Q	001-38432	10.1	April 27, 2023
(e)(12)	Form of Award Agreement for Non-Qualified Stock Options	10-12B/A	001-38432	10.16	April 19, 2018
(e)(13)	Letter Agreement, dated as of June 1, 2018, between Wyndham Hotels & Resorts, Inc. and Stephen P. Holmes	8-K	001-38432	10.5	June 4, 2018
(e)(14)	Amended & Restated Employment Agreement, dated as of November 14, 2023, between Wyndham Hotels & Resorts, Inc. and Geoffrey A. Ballotti					X
(e)(15)	Amended & Restated Employment Agreement, dated as of November 7, 2022, between Wyndham Hotels & Resorts, Inc. and Michele Allen	10-K	001-38432	10.19	February 16, 2023
(e)(16)	Amended & Restated Employment Letter, dated as of February 13, 2023, between Wyndham Hotels & Resorts, Inc. and Paul F. Cash	10-Q	001-38432	10.3	April 27, 2023
(e)(17)	Amended & Restated Employment Letter, dated as of February 13, 2023, between Wyndham Hotels & Resorts, Inc. and Lisa Checchio	10-Q	001-38432	10.4	April 27, 2023
(e)(18)	Amended & Restated Employment Letter, Dated as of February 13, 2023, between Wyndham Hotels & Resorts, Inc. and Scott Strickland	10-Q	001-38432	10.5	April 27, 2023

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 18, 2023
WYNDHAM HOTELS & RESORTS, INC.

By:	/s/ Paul F. Cash
Name:	Paul F. Cash
Title:	General Counsel

Annex A
Conditions to the Offer
Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) Choice’s right to extend and amend the Offer at any time, in its discretion, Choice shall not be required to accept for exchange any shares of Wyndham Common Stock tendered pursuant to the Offer, shall not (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) be required to make any exchange for shares of Wyndham Common Stock accepted for exchange and may extend, terminate or amend the Offer, if immediately prior to the expiration of the Offer, in the reasonable judgment of Choice, any one or more of the following conditions shall not have been satisfied:
•
There shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer, a number of shares of Wyndham Common Stock which, together with any other shares of Wyndham Common Stock that Choice (or its controlled affiliates, including Purchaser) then owns or has a right to acquire, is a majority of the total number of outstanding shares of Wyndham Common Stock on a fully diluted basis as of the date that Choice accepts shares of Wyndham Common Stock for exchange pursuant to the Offer.

•
The impediments to the consummation of the Offer and the Second-Step Mergers which the Wyndham Board can remove shall have been rendered inapplicable to the Offer and the Second-Step Mergers. The following shall have occurred (in the reasonable judgment of Choice):

○
the Wyndham Board shall have approved the Offer and the Second-Step Mergers under Section 203 of the DGCL, or Section 203 of the DGCL shall otherwise be inapplicable to the Offer and the Second-Step Mergers or Choice shall acquire in the Offer in excess of 85% of the shares of Wyndham Common Stock outstanding at the time the transaction commenced in accordance with Section 203 of the DGCL;

○	the Wyndham Board shall have taken steps to ensure that the Second-Step Mergers can be completed in the short- form manner permitted by Section 251(h) of the DGCL; and
○
any other impediments to the consummation of the Offer and Second-Step Mergers of which Choice is (on the date of the Offer to Exchange) unaware and which the Wyndham Board can remove shall have been removed or otherwise rendered inapplicable to the Offer and the Second-Step Mergers.

•
The stockholders of Choice shall have approved (i) the issuance of Choice Common Stock contemplated in connection with the Offer and the Second-Step Mergers, in accordance with the rules of the NYSE, on which the Choice Common Stock is listed and (ii) other matters ancillary to the Offer and the Second-Step Merger. According to the Offer to Exchange, Choice expects to file a preliminary proxy statement with respect to a special meeting of Choice stockholders to obtain this approval promptly prior to the Expiration Date, and it is Choice’s intention to obtain this approval prior to the Wyndham 2024 Annual Meeting.

•	The waiting period applicable to the Offer and the Second-Step Mergers under the HSR Act shall have expired or been terminated. In addition:
○
the waiting period (or extension thereof) applicable to the Offer and the Second- Step Merger under any applicable antitrust laws and regulations (other than the HSR Act) applicable to the Offer and the Second-Step Mergers under any other applicable antitrust laws and regulations, other than the HSR Act, shall have expired or been terminated, and any approvals or clearances, including those required by any international bodies, if applicable, and, in each case, as determined by Choice to be required or advisable thereunder shall have been obtained on terms satisfactory to Choice, and

○
any other approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority as determined by Choice to be required or advisable shall have been obtained on terms satisfactory to Choice.

•
The Choice Common Stock issuable to Wyndham stockholders in connection with the Offer and the Second-Step Mergers shall have been approved for listing on the NYSE, subject to official notice of issuance.

•
The Form S-4 shall have become effective under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued, and no proceedings for that purpose shall have been initiated or threatened, by the SEC.

•
No court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute or ordinance, common law, rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award or agency requirement (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer and the Second-Step Mergers.

•	Since December 31, 2022, there shall not have occurred any Circumstance that has had, or would reasonably be likely to have, a Wyndham Material Adverse Effect.
○
A “Wyndham Material Adverse Effect” means any Circumstance that, individually or in the aggregate, (i) has had, or would reasonably be expected to have, a materially adverse effect on the financial condition, business, operations, assets, liabilities or results of operations of Wyndham and its subsidiaries, taken as a whole, or (ii) would, or would reasonably be expected to, materially impair the ability of Wyndham or any of its subsidiaries to consummate the Offer or the Second-Step Mergers; provided, however, that solely for purposes of the foregoing clause (i) only, to the extent any Circumstance results from the following items, then it will be excluded in determining whether there has been a Wyndham Material Adverse Effect: (A) changes after the date hereof in GAAP or the official interpretation or enforcement thereof or any other accounting requirements generally applicable to the industry in which Wyndham or any of its subsidiaries operates, (B) changes after the date hereof generally affecting the financial, securities, debt or financing markets or general economic or political conditions, (C) changes after the date hereof in law of general applicability to companies in the industry in which Wyndham or any of its subsidiaries operates, (D) acts or declarations of war or other armed hostilities, sabotage or terrorism, and (E) any failure by Wyndham or any of its subsidiaries to meet any internal or published estimates, budgets, projections, forecasts or predictions of financial performance for any period (it being understood that the underlying cause of any such failure described in this clause (E) may be considered in determining whether or not a Wyndham Material Adverse Effect has occurred); provided that, in the case of clauses (A), (B), (C) and (D), any such Circumstances may be taken into account in determining whether or not there has been a Wyndham Material Adverse Effect to the extent any such Circumstance has been, or is reasonably likely to be, disproportionately adverse to such person and its subsidiaries, taken as a whole, as compared to other participants in the industry in which such person and any of its subsidiaries operate.

•
Choice shall have been given access to Wyndham’s non-public information related to Wyndham’s business, assets, and liabilities to complete its confirmatory due diligence review and Choice shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting Wyndham’s business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer that would result or be reasonably likely to result in a Diminution of Value.

•	Choice shall have obtained financing proceeds in amounts, together with its cash on hand, sufficient to consummate the Offer and the Second-Step Mergers and pay related fees and expenses.
In addition to the foregoing conditions, none of the following events shall have occurred and be continuing and be of a nature that could reasonably be expected to make it inadvisable for Choice to complete the Offer or the Second-Step Merger:
•
there shall be threatened, instituted or pending any action, proceeding or application before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, (i) which challenges the acquisition by Choice of Wyndham Common Stock, seeks to restrain, delay or prohibit the consummation of the Offer or the Second-Step Mergers or seeks to obtain any material damages or otherwise directly or indirectly relates to the Offer or the Second-Step Mergers, (ii) which seeks to prohibit or impose material limitations on Choice’s acquisition, ownership or operation of all or any portion of Choice’s or Wyndham’s businesses or assets (including the businesses or assets of their respective affiliates and subsidiaries) or of Wyndham Common Stock (including, without limitation, the right to vote the shares purchased by Choice or an affiliate thereof, on an equal basis with all other shares of Wyndham Common Stock on all matters presented to the stockholders of Wyndham), or seeks to compel Choice to dispose of or hold separate all or any portion of its own or Wyndham’s businesses or assets (including the businesses or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer or the Second-Step Mergers, (iii) which might have an Adverse Effect, or result in a Diminution in the Value, (iv) which seeks to impose any condition to the Offer or the Second-Step Mergers unacceptable to Choice, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Choice undertake a Regulatory Action, as long as such Regulatory Action would not have a material adverse effect on the financial condition, business, operations, assets, liabilities or results of operations of Choice, Wyndham and their respective subsidiaries, taken as a whole, or (v) adversely affecting the financing of the Offer;
•
other than the waiting periods under the HSR Act and any other applicable antitrust laws and regulations, any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Offer, the Second-Step Mergers or the transactions contemplated by the Offer or the Second-Step Mergers that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of the immediately preceding paragraph, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Choice agree to or effect any regulatory requirement as long as such requirement would not have a material adverse effect on the financial condition, business, operations, assets, liabilities or results of operations of Choice, Wyndham and their respective subsidiaries, taken as a whole;

•
there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the Nasdaq 100 Index by any amount in excess of 15% measured from the close of business on December 11, 2023, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) the outbreak or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (v) any limitation (whether or not mandatory) by any governmental authority or other regulatory agency on, or any other event which might affect the extension of credit by, banks or other lending institutions or the availability of the financing of the Offer, (vi) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•
Wyndham or any subsidiary of Wyndham shall have (i) issued, distributed, pledged or sold, or authorized, or proposed the issuance, distribution, pledge or sale of (A) any shares of its capital stock (other than sales or issuances pursuant to the present terms of employee stock awards outstanding on the date of the Offer to Exchange) of any class (including, without limitation, Wyndham Common Stock) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of Wyndham (other than any employee awards referred to in the financial statements in Wyndham’s Form 10-K for the fiscal year ended December 31, 2022), (B) any other securities in respect of, in lieu of or in substitution for Wyndham Common Stock or (C) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding shares of Wyndham Common Stock or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any shares of Wyndham Common Stock or any other security, whether payable in cash, securities or other property, other than Wyndham’s regular quarterly dividend of $0.35 per share of Wyndham Common Stock, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred, agreed to incur or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (vii) entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of Wyndham, which in any of the cases described in (i) through (vi) above might, individually or in the aggregate, have an Adverse Effect or result in a Diminution in the Value;
•
Wyndham or any of its subsidiaries shall have amended or proposed or authorized any amendment to the Wyndham Certificate of Incorporation, the Wyndham Bylaws or similar organizational documents, or Choice shall have learned that Wyndham or any of its subsidiaries shall have proposed, adopted or recommended any such amendment, which has not previously been publicly disclosed by Wyndham and also set forth in filings with the SEC prior to commencement of the Offer, in a manner that, in the reasonable judgment of Choice, might, directly or indirectly, (i) delay or otherwise restrain, impede or prohibit the Offer or the Second-Step Mergers or (ii) prohibit or limit the full rights of ownership of shares of Wyndham Common Stock by Choice or any of its affiliates, including, without limitation, the right to vote any shares of Wyndham Common Stock acquired by Choice pursuant to the Offer or otherwise on all matters properly presented to Wyndham stockholders;

•
Wyndham or any of its subsidiaries shall have transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into or otherwise effected with its officers or any other employees any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to such employee or employees as a result of or in connection with the transactions contemplated by the Offer or the Second-Step Mergers;

•
(i) a tender or exchange offer for some or all of the shares of Wyndham Common Stock has been publicly proposed to be made or has been made by another person (including Wyndham or any of its subsidiaries or affiliates, but excluding Choice or any of its affiliates), or has been publicly disclosed, or Choice otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Wyndham (including the Wyndham Common Stock), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Wyndham (including the Wyndham Common Stock) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of the Offer to Exchange, (ii) any such person or group which, prior to the date of the Offer to Exchange, had filed such a Schedule 13D or 13G with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Wyndham, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Wyndham constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Wyndham or (iv) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Wyndham or any assets or securities of Wyndham;

•
Choice becomes aware (i) that any material contractual right of Wyndham or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of Wyndham or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the completion by Choice or any of Choice’s affiliates of the Second-Step Mergers or any other business combination involving Wyndham or (ii) of any covenant, term or condition in any instrument or agreement of Wyndham or any of its subsidiaries that, in Choice’s reasonable judgment, has or may have material adverse significance with respect to either the value of Wyndham or any of its subsidiaries or affiliates or the value of the Wyndham Common Stock to Choice or any of Choice’s affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the shares of Wyndham Common Stock by Choice or the completion of the Second-Step Mergers or any other similar business combination involving Wyndham); or
•
Wyndham or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving Wyndham or any of its subsidiaries or the purchase or exchange of securities or assets of Wyndham or any of its subsidiaries any type of option, warrant or right which, in Choice’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any shares of Wyndham Common Stock or other securities, assets or business of Wyndham or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange.

According to the Offer to Exchange, each of the foregoing conditions is for the sole benefit of Choice and may be asserted by Choice regardless of the circumstances (including any action or inaction by Choice) giving rise to any such conditions or, except as otherwise expressly set forth in the Offer to Exchange to the contrary, may be waived by Choice in whole or in part at any time and from time to time in Choice’s sole discretion. The Offer to Exchange further provides that the determination as to whether any condition has occurred shall be in Choice’s reasonable judgment and that judgment shall be final and binding on all parties, and that the failure by Choice at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. According to the Offer to Exchange, notwithstanding the fact that Choice reserves the right to assert the occurrence of a condition following acceptance for exchange but prior to exchange in order to delay issuance of Choice Common Stock or cancel Choice’s obligation to pay the consideration payable for properly tendered shares of Wyndham Common Stock, Choice will either promptly pay that consideration for properly tendered shares of Wyndham Common Stock or promptly return such shares of Wyndham Common Stock.
According to the Offer to Exchange, a public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

Annex B

Deutsche Bank
Deutsche Bank Securities Inc.
1 Columbus Circle
New York, NY 10019
December 17, 2023
Board of Directors
Wyndham Hotels & Resorts, Inc.
22 Sylvan Way
Parsippany, New Jersey 07054
Members of the Board of Directors:
We understand that, on December 12, 2023, WH Acquisition Corporation (“Purchaser”), a wholly owned subsidiary of Choice Hotels International, Inc. (“Choice”), commenced an offer to exchange (the “Offer”) each of the issued and outstanding shares of common stock, par value $0.01 per share (such shares, the “Shares”), of Wyndham Hotels & Resorts, Inc. (the “Company” or “Wyndham”) in exchange for, at the election of the holder thereof, one of the following: (a) $49.50 in cash and 0.324 shares of common stock, par value $0.01 per share (the “Choice Common Stock”), of Choice (the “Standard Election Consideration”); (b) an amount in cash (the “Cash Election Consideration”) equal to the equivalent market value of the Standard Election Consideration based on the volume-weighted average price, as reported by Bloomberg, L. P. (the “VWAP”) of the Choice Common Stock as quoted on the New York Stock Exchange (the “NYSE”), over the five NYSE trading days ending on the 10th business day preceding the date of expiration of the Offer; or (c) a number of shares of Choice Common Stock (the “Stock Election Consideration” and, together with the Standard Election Consideration and the Cash Election Consideration, the “Consideration”) having a value equal to the equivalent market value of the Standard Election Consideration (in each case based on the VWAP of the Choice Common Stock as quoted on the NYSE over the five NYSE trading days ending on the 10th business day preceding the date of expiration of the Offer), subject in the case of clauses (a), (b) and (c) to the election, proration and other procedures and limitations (as to which we express no opinion) described in the Offer Documents (as defined below), upon the terms and subject to the conditions set forth in the Offer to Exchange (the “Offer to Exchange”) and the related Letter of Election and Transmittal each contained in the Tender Offer Statement on Schedule TO filed by Purchaser and Choice (the “Tender Offer Statement”) and the Registration Statement on Form S-4 (the “Form S-4”) filed by Choice on December 12, 2023 in respect of the Offer (such Form S-4, together with the Offer to Exchange, the related Letter of Election and Transmittal and the Tender Offer Statement, in each case as amended through the date hereof, the “Offer Documents”). We note that the Offer to Exchange provides that, following completion of the Offer, Choice intends to cause Purchaser to merge with and into Wyndham with Wyndham as the surviving corporation (the “First Merger”), immediately following which Wyndham would merge with and into a newly formed wholly-owned subsidiary of Choice (together with the First Merger, the “Second-Step Mergers” and the Second-Step Mergers, together with the Offer, the “Transactions”), after which
Wyndham would become a direct or indirect wholly-owned subsidiary of Choice and each

Board of Directors
Wyndham Hotels & Resorts, Inc.
December 17, 2023

remaining Share (other than Shares held by Choice and its subsidiaries, Shares held in treasury by Wyndham and Shares held by Wyndham stockholders who properly exercise applicable dissenters’ rights under Delaware law) will be converted into the right to receive the same Consideration described above, subject to the same proration and other procedures and limitations described in the Offer (as to which we express no opinion).
You have requested our opinion, as investment bankers, as to the adequacy, from a financial point of view, to the holders of Shares (other than Choice, Purchaser and any of their respective subsidiaries or affiliates) of the Consideration proposed to be paid to such holders pursuant to the Offer. We note that the Offer Documents provide that the Consideration may be increased by an amount (the “Additional Consideration”) equal to $0.45 multiplied by the Ticking Fee Proration Factor (as defined in the Offer Documents). The Company has advised us, and we have assumed, that, by operation of the terms of the Offer, the Additional Consideration will not begin to accrue until the one-year anniversary of the expiration of the Offer and, as a result, would never be paid. Accordingly, for purposes of our analysis and this opinion, we have, at the direction of the management of the Company and with your consent, attributed no value to the Additional Consideration.
In connection with our role as financial advisor to the Company, and in arriving at our opinion, we reviewed: (i) certain publicly available financial and other information concerning the Company and Choice; (ii) certain internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company; and (iii) certain internal analyses, financial forecasts and other information relating to Choice prepared by management of the Company. We have also held discussions with certain senior officers and other representatives and advisors of the Company regarding the businesses and prospects of the Company and the businesses and prospects of Choice, including Company management’s assessment of Choice’s strategic rationale for, and the potential benefits to Choice from, the Transactions. In addition, we have: (1) reviewed the reported prices and trading activity for the Shares and the Choice Common Stock; (2) compared certain financial and stock market information for the Company and Choice with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded; (3) reviewed, to the extent publicly available, the financial terms of certain recent business combinations which we deemed relevant; (4) reviewed the terms and conditions of the Offer as set forth in the Offer Documents; (5) reviewed a draft dated December 17, 2023 of the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9; and (6) performed such other studies and analyses and considered such other factors as we deemed appropriate.
We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company or Choice, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Company or Choice or any of their respective subsidiaries, nor have we

Board of Directors
Wyndham Hotels & Resorts, Inc.
December 17, 2023

evaluated the solvency or fair value of the Company, Choice or the potential combined company (or the impact of the Transactions thereon) under any law relating to bankruptcy, insolvency or similar matters. As you are aware, we have not been provided with access to Choice’s management or any internal financial information of Choice. With respect to the financial forecasts relating to the Company, Choice, and the potential combined company made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. We express no opinion as to the prices or trading ranges at which the Shares or the Choice Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Choice or the Transactions.
For purposes of rendering our opinion, we have assumed with your knowledge and permission that, the final form of the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the SEC will not differ from the draft reviewed by us in any respect material to our analysis and that the Transactions would be consummated in accordance with the terms of the Offer Documents, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transactions would be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions would be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its other advisors with respect to such issues.
This opinion has been approved and authorized for issuance by a valuation review committee of Deutsche Bank Securities Inc. (“Deutsche Bank”) and is addressed to, and is for the use and benefit of, the Board of Directors of the Company, in its capacity as such, in connection with and for the purpose of its evaluation of the Transactions. This opinion is limited to the adequacy, from a financial point of view, of the Consideration proposed to be paid to holders of Shares (other than Choice, Purchaser and any of their respective subsidiaries or affiliates) pursuant to the Offer. This opinion does not address any other terms, aspects or implications of the Transactions, the Offer Documents, or any other agreement or understanding entered into or that may be entered into in connection with the Transactions or otherwise. You have not asked us to, and this opinion does not, address the fairness or adequacy of the Transactions, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness or adequacy of the contemplated benefits of the Transactions. We were not requested to consider, and have not considered, the relative merits of the Transactions as compared to any alternative transactions or business strategies, and we express no opinion with respect to the underlying

Board of Directors
Wyndham Hotels & Resorts, Inc.
December 17, 2023

decision by the Company whether or not to engage in the Transactions. Nor do we express an opinion, and this opinion does not constitute a recommendation, to any holder of Shares as to whether or not such holder should tender Shares pursuant to the Offer or any other matter. In addition, we do not express any view or opinion as to the fairness or adequacy, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of the Company or Choice, or any class of such persons, whether relative to the Consideration or otherwise.
Deutsche Bank expects to receive customary fees for its services as financial advisor to the Company in connection with its consideration of the Offer and the Transactions and other related matters. In addition, the Company has agreed to reimburse Deutsche Bank for out-of-pocket expenses and to indemnify Deutsche Bank against certain liabilities arising out of the performance of such services (including the rendering of this opinion). We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to the Company or its affiliates, for which they have received compensation, including having acted as joint lead arranger with respect to the Company’s Senior Secured Term Loan B Facility in May 2023. A member of the DB Group acts as a lender under Choice’s Amended and Restated Senior Unsecured Credit Agreement, dated August 20, 2018 (total commitment $75,000,000). However, during the two years prior to the date of this opinion, the DB Group has not received fees from Choice for any such investment or commercial banking services. In the ordinary course of business, the DB Group may also provide investment and commercial banking services to the Company, Choice and their respective affiliates in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of the Company, Choice and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.
Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank's opinion as investment bankers that, as of the date hereof, the Consideration proposed to be paid to the holders of the Shares (other than Choice, Purchaser and any of their respective subsidiaries or affiliates) pursuant to the Offer is inadequate to such holders from a financial point of view.
Very truly yours,

/s/ Deutsche Bank Securities Inc.

DEUTSCHE BANK SECURITIES INC.

Annex C

December 17, 2023

Board of Directors
Wyndham Hotels & Resorts, Inc.
22 Sylvan Way
Parsippany, New Jersey 07054

Members of the Board of Directors:
We understand that, on December 12, 2023, WH Acquisition Corporation (the “Purchaser”), a wholly owned subsidiary of Choice Hotels International, Inc. (“Choice”), commenced an offer to exchange (the “Offer”) each of the issued and outstanding shares of common stock, par value $0.01 per share (such shares, the “Shares”), of Wyndham Hotels & Resorts, Inc. (the “Company” or “Wyndham”) in exchange for, at the election of the holder thereof, one of the following: (a) $49.50 in cash and 0.324 shares of common stock, par value $0.01 per share (the “Choice Common Stock”), of Choice (the “Standard Election Consideration”); (b) an amount in cash (the “Cash Election Consideration”) equal to the equivalent market value of the Standard Election Consideration based on the volume-weighted average price, as reported by Bloomberg, L.P. (the “VWAP”) of the Choice Common Stock as quoted on the New York Stock Exchange (the “NYSE”), over the five NYSE trading days ending on the 10th business day preceding the date of expiration of the Offer; or (c) a number of shares of the Choice Common Stock (the “Stock Election Consideration” and, together with the Standard Election Consideration and the Cash Election Consideration, the “Consideration”) having a value equal to the equivalent market value of the Standard Election Consideration (in each case based on the VWAP of the Choice Common Stock as quoted on the NYSE over the five NYSE trading days ending on the 10th business day preceding the date of expiration of the Offer), subject in the case of clauses (a), (b) and (c) to the election, proration and other procedures and limitations (as to which we express no opinion) described in the Offer Documents (as defined below), upon the terms and subject to the conditions set forth in the Offer to Exchange (the “Offer to Exchange”) and the related Letter of Election and Transmittal each contained in the Tender Offer Statement on Schedule TO filed by the Purchaser and Choice (the “Tender Offer Statement”) and the Registration Statement on Form S-4 (the “Form S-4”) filed by Choice on December 12, 2023 in respect of the Offer (such Form S-4, together with the Offer to Exchange, the related Letter of Election and Transmittal and the Tender Offer Statement, in each case as amended through the date hereof, the “Offer Documents”). We note that the Offer to Exchange provides that, following completion of the Offer, Choice intends to cause the Purchaser to merge with and into Wyndham with Wyndham as the surviving corporation (the “First Merger”), immediately following which Wyndham would merge with and into a newly formed wholly-owned subsidiary of Choice (together with the First Merger, the “Second-Step Mergers” and the Second-Step Mergers, together with the Offer, the “Transactions”), after which Wyndham would become a direct or indirect wholly-owned subsidiary of Choice and each remaining Share (other than the Shares held by Choice and its subsidiaries, the Shares held in treasury by Wyndham and the Shares held by Wyndham stockholders who properly exercise applicable dissenters’ rights under Delaware law) will be converted into the right to receive the same Consideration described above, subject to the same proration and other procedures and limitations described in the Offer Documents (as to which we express no opinion).
You have asked us for our opinion as to the adequacy, from a financial point of view, to the holders of the Shares (other than Choice, the Purchaser and any of their respective subsidiaries or affiliates) of the Consideration proposed to be paid to such holders pursuant to the Offer. We note that the Offer Documents provide that the Consideration may be increased by an amount (the “Additional Consideration”) equal to $0.45 multiplied by the Ticking Fee Proration Factor (as defined in the Offer Documents). The Company has advised us, and we have assumed, that, by operation of the terms of the Offer, the Additional Consideration will not begin to accrue until the one-year anniversary of the expiration of the Offer and, as a result, would never be paid. Accordingly, for purposes of our analysis and this opinion, we have, at the direction of the management of the Company and with your consent, attributed no value to the Additional Consideration.

In arriving at the opinion set forth below, we have, among other things:
(i)	reviewed certain publicly available information concerning the business, financial condition and operations of the Company and Choice;
(ii)	reviewed certain internal information concerning the business, financial condition and operations of the Company prepared and furnished to us by the management of the Company;
(iii)
reviewed certain internal financial analyses, estimates and forecasts relating to the Company, including projections that were prepared by or at the direction of and approved for our use by the management of the Company (collectively, the “Company Projections”);

(iv)
reviewed certain internal financial analyses, estimates and forecasts relating to Choice, including projections that were prepared by or at the direction of and approved for our use by the management of the Company (collectively, the “Company Choice Projections”);

(v)
held discussions with members of senior management of the Company concerning, among other things, their evaluation of the Offer, the Company’s business, operating and regulatory environment, financial condition, prospects and strategic objectives and Choice’s business, operating and regulatory environment, financial condition, prospects and strategic objectives, including Company management’s assessment of Choice’s strategic rationale for, and the potential benefits to Choice from, the Transactions;

(vi)	reviewed the historical market prices and trading activity for the Shares and the Choice Common Stock;
(vii)	compared certain publicly available financial and stock market data for the Company and Choice with similar information for certain other companies that we deemed to be relevant;
(viii)	compared the proposed financial terms of the Transactions with publicly available financial terms of certain other business combinations that we deemed to be relevant;
(ix)	reviewed the terms and conditions of the Offer as set forth in the Offer Documents;
(x)	reviewed a draft, dated December 17, 2023, of the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9; and
(xi)	performed such other financial studies, analyses and investigations, and considered such other matters, as we deemed necessary or appropriate for purposes of rendering this opinion.
In preparing this opinion, with your consent, we have relied upon and assumed the accuracy and completeness of the foregoing information and all other information discussed with or reviewed by us, without independent verification thereof. We have assumed, with your consent, that the Company Projections, the Company Choice Projections and the assumptions underlying the Company Projections and the Company Choice Projections, and all other financial analyses, estimates and forecasts provided to us by the Company’s management, have been reasonably prepared in accordance with industry practice and represent the Company management's best currently available estimates and judgments as to the business and operations and future financial performance of the Company, Choice and the potential combined company. We assume no responsibility for and express no opinion as to the Company Projections, the Company Choice Projections, the assumptions upon which they are based or any other financial analyses, estimates and forecasts provided to us by the Company’s management. As you are aware, we have not been provided with access to Choice’s management or any internal financial information of Choice. We have also assumed that there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company or Choice since the respective dates of the last financial statements made available to us. We have relied, with your consent, upon the assurances of the management of the Company that they are not aware of any facts that would make the information, representations and projections provided by them inaccurate, incomplete or misleading.
We have not been asked to undertake, and have not undertaken, an independent verification of any information provided to or reviewed by us, nor have we been furnished with any such verification and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not conduct a physical inspection of any of the properties or assets of the Company or Choice. We did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of the Company or Choice, nor have we been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company, Choice or the potential combined company under any applicable laws.
We also have assumed, with your consent, that the final form of the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the SEC will not differ from the draft reviewed by us in any respect material to our analysis and that the consummation of the Transactions would be effected in accordance with the terms and conditions of the Offer Documents, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or Choice or the contemplated benefits of the Transactions. We do not express any opinion as to any tax or other consequences that might result from the Transactions, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We are not legal, tax or regulatory advisors and have relied upon without independent verification the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters.
We have not considered the relative merits of the Transactions as compared to any other business plan or opportunity that might be available to the Company or the effect of any other arrangement in which the Company might engage, and our opinion does not address any underlying decision by the Company whether or not to engage in the Transactions. Our opinion is limited to the adequacy, from a financial point of view, to the holders of the Shares (other than Choice, the Purchaser and any of their respective subsidiaries or affiliates) of the Consideration proposed to be paid to such holders pursuant to the Offer, and our opinion does not address any other aspect or implication of the Transactions, the Offer Documents, or any other agreement or understanding entered into or that may be entered into in connection with the Transactions or otherwise. We further express no opinion or view as to the fairness or adequacy of the Transactions to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company whether or not to engage in the Transactions. We also express no opinion as to the fairness or adequacy of the amount or nature of any compensation payable to any officers, directors or employees of the Company or Choice, or any class of such persons, whether relative to the Consideration or otherwise.
Our opinion is necessarily based upon economic, market, monetary, regulatory and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We express no opinion as to the prices or trading ranges at which the Shares or the Choice Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Choice or the Transactions or as to the impact of the Transactions on the solvency or viability of the Company, Choice or the potential combined company or the ability of the Company, Choice or the potential combined company to pay its obligations when they come due.
This opinion has been approved by a valuation committee of PJT Partners LP in accordance with established procedures. This opinion is provided to the Board of Directors of the Company (the “Board of Directors”), in its capacity as such, in connection with and for the purposes of its evaluation of the Transactions only and is not a recommendation as to any action the Board of Directors should take with respect to the Transactions or any aspect thereof. This opinion does not constitute a recommendation to any holder of the Shares as to whether such holder should or should not tender its Shares into the Offer or any other matter. This opinion is not to be quoted, referenced, summarized, paraphrased or excerpted, in whole or in part, without our prior written approval. However, a copy of this opinion may be included, in its entirety, as an exhibit to the Schedule 14D-9 the Company is required to file with the SEC and distribute to its stockholders in connection with the Offer. Any summary of or reference to this opinion or the analysis performed by us in connection with the rendering of this opinion in such documents shall require our prior written approval.
We are acting as financial advisor to the Company with respect to its consideration of the Offer, the Transactions and other related matters and expect to receive customary fees from the Company for our services. In addition, the Company has agreed to reimburse us for out-of-pocket expenses and to indemnify us for certain liabilities arising out of the performance of such services (including the rendering of this opinion).

In the ordinary course of our and our affiliates’ businesses, we and our affiliates may provide investment banking and other financial services to the Company, Choice or their respective affiliates and may receive compensation for the rendering of these services. During the two years preceding the date of this opinion, we have not received fees from Choice for any such services. During the two years preceding the date of this opinion, we and certain of our affiliates have provided certain investment banking and other financial services to the Company for which we have received fees, including having advised the Company with respect to the refinancing of its Senior Secured Term Loan B Facility in May 2023. In addition, we and certain of our affiliates are currently providing certain investment banking or other financial services to the Company unrelated to the Transactions for which we may receive compensation in the future.
*  *  *
Based on and subject to the foregoing, we are of the opinion, as investment bankers, that, as of the date hereof, the Consideration proposed to be paid to the holders of the Shares (other than Choice, the Purchaser and any of their respective subsidiaries or affiliates) pursuant to the Offer is inadequate to such holders from a financial point of view.
Very truly yours,

/s/ PJT Partners LP
PJT Partners LP

Annex D
Non-GAAP Financial Measures
Wyndham has included certain financial measures in this Statement, including adjusted net income, adjusted EBITDA, comparable adjusted EBITDA, adjusted EBITDA margin, free cash flow and free cash flow conversion, that are supplemental measures not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). Adjusted net income, adjusted EBITDA, comparable adjusted EBITDA, adjusted EBITDA margin, free cash flow and free cash flow conversion are not measurements of Wyndham’s financial performance or financial position under GAAP and should not be considered as alternatives to net revenues, net income or any other performance measures derived in accordance with GAAP. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included below.
“Adjusted net income” represents net income excluding net gain on asset sales, transaction-related items (acquisition-, disposition-, or debt-related), acquisition-related amortization, foreign currency impacts of highly inflationary countries, early extinguishment of debt charges, separation-related items and provision for income taxes. Wyndham calculates the income tax effect of the adjustments using an estimated effective tax rate applicable to each adjustment.
“Adjusted EBITDA” is defined as net income excluding provision for income taxes, depreciation and amortization, net interest expense, early extinguishment of debt charges, stock-based compensation expense, development advance notes amortization, net gain on asset sales, transaction-related items, separation-related items and foreign currency impacts of highly inflationary countries. “Comparable adjusted EBITDA” is defined as adjusted EBITDA excluding the impact of the sale of Wyndham’s owned hotels and the exit of its select-service management business and the quarterly timing variances from Wyndham’s marketing funds. “Adjusted EBITDA margin” represents adjusted EBITDA as a percentage of adjusted net revenues (excluding cost reimbursement and marketing, reservation and loyalty fees). Wyndham believes that adjusted EBITDA provides useful information to investors about it and its financial condition and results of operations because the measure is used by its management team to evaluate Wyndham’s operating performance and make day-to-day operating decisions and adjusted EBITDA is frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results or estimate valuations across companies in Wyndham’s industry. The measures also assist Wyndham’s investors in evaluating its ongoing operating performance for reporting periods and, where provided, over different reporting periods, by adjusting for certain items which may be recurring or non-recurring and which in management’s view do not necessarily reflect ongoing performance. Wyndham also internally uses adjusted EBITDA to assess its operating performance, both absolutely and in comparison to other companies, and in evaluating or making selected compensation decisions. Additionally, Wyndham believes that comparable adjusted EBITDA enhances transparency and provides a better understanding of the results of Wyndham’s ongoing operations for the periods for which it is presented. Adjusted EBITDA and comparable adjusted EBITDA are not recognized terms under GAAP and should not be considered alternatives to net income (loss) or other measures of financial performance or liquidity derived in accordance with GAAP. Wyndham’s presentation of adjusted EBITDA and comparable adjusted EBITDA may not be comparable to similarly titled measures used by other companies.
“Free cash flow” is defined as net cash provided by operating activities less property and equipment additions, which Wyndham also refers to as capital expenditures. “Free cash flow conversion” represents free cash flow as a percentage of adjusted net income. Wyndham believes free cash flow to be a useful operating performance measure for evaluating the ability of its operations to generate cash for uses other than capital expenditures and, after debt service and other obligations, Wyndham’s ability to grow its business through acquisitions and investments, as well as its ability to return cash to stockholders through dividends and share repurchases, to the extent permitted. Wyndham believes free cash flow conversion to be a useful liquidity measure to evaluate its ability to convert earnings to cash. Free cash flow is not necessarily a representation of how Wyndham will use excess cash. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means for evaluating Wyndham is that free cash flow does not represent the total cash movement for the period as detailed in the condensed consolidated statement of cash flows.
Wyndham is providing certain forward-looking financial metrics only on a non-GAAP basis because, without unreasonable efforts, it is unable to predict with reasonable certainty the occurrence or amount of all of the adjustments or other potential adjustments that may arise in the future during the forward-looking period,
D-1

which can be dependent on future events that may not be reliably predicted. Based on past reported results, where one or more of these items have been applicable, such excluded items could be material, individually or in the aggregate, to the reported results.
Reconciliation of Net Income to Adjusted Net Income:
	Six Months Ended June 30, 2023	Year Ended December 31, 2022
Net income	$137	$355
Gain on asset sale, net(a)	—	(35)
Transaction-related(b)	4	—
Acquisition-related amortization expense(c)	14	31
Foreign currency impact of highly inflationary countries(d)	3	4
Early extinguishment of debt(e)	3	2
Separation-related expenses(f)	—	1
Income tax provision/(benefit)(g)	6	(2)
Adjusted net income	$155	$360
(a)
In 2022, represents net gain on sale of Wyndham’s owned hotel, the Wyndham Grand Bonnet Creek Resort. There was no gain or loss on sale of the Wyndham Grand Rio Mar Resort as the proceeds received approximated adjusted net book value.

(b)	Represents costs related to corporate transactions, including Wyndham’s refinancing of its term loan B.
(c)	Reflected in depreciation and amortization on the income statement.
(d)	Relates to the foreign currency impact from hyper-inflation, primarily in Argentina, which is reflected in operating expenses on the income statement.
(e)
Amount in 2023 relates to non-cash charges associated with the Company's refinancing of its term loan B. Amount in 2022 relates to non-cash charges associated with Wyndham’s extension of its revolving credit facility and the prepayment of $400 million of its term loan B.

(f)	Represents costs associated with Wyndham’s spin-off from Wyndham Worldwide.
(g)	Reflects the estimated tax effects of the adjustments.
Reconciliation of Net Income to Adjusted EBITDA:
	Twelve Months Ended September 30, 2023	Year Ended December 31, 2022
Net income	$296	$355
Provision for income taxes	99	121
Depreciation and amortization	75	77
Interest expense, net	94	80
Early extinguishment of debt(a)	3	2
Stock-based compensation expense	36	33
Development advance notes amortization(b)	14	12
Gain on asset sale, net(c)	—	(35)
Transaction-related expenses(d)	5	—
Separation-related (income)/expenses(e)	1	1
Foreign currency impact of highly inflationary countries(f)	8	4
Adjusted EBITDA	$631	$650
D-2

Reconciliation of Net Income to Comparable Adjusted EBITDA:
	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Net income	$137	$198
Provision for income taxes	50	65
Depreciation and amortization	37	41
Interest expense, net	46	40
Early extinguishment of debt(a)	3	2
Stock-based compensation expense	18	17
Development advance notes amortization(b)	7	6
Gain on asset sale, net(c)	—	(35)
Transaction-related expenses(d)	4	—
Separation-related (income)/expenses(e)	—	(1)
Foreign currency impact of highly inflationary countries(f)	3	1
CPLG/Owned asset contribution(g)	—	(18)
Marketing fund variability(h)	38	—
Comparable Adjusted EBITDA	$343	$316
(a)
Amount in 2023 relates to non-cash charges associated with the Company’s refinancing of its term loan B. Amount in 2022 relates to non-cash charges associated with Wyndham’s extension of its revolving credit facility and the prepayment of $400 million of its term loan B.

(b)	Represents the non-cash amortization of development advance notes, which is now excluded from adjusted EBITDA to reflect how Wyndham’s chief operating decision maker reviews operating performance.
(c)
Represents net gain on sale of Wyndham’s owned hotel, the Wyndham Grand Bonnet Creek Resort. There was no gain or loss on sale of the Wyndham Grand Rio Mar Resort as the proceeds received approximated adjusted net book value.

(d)	Represents costs related to corporate transactions, including Wyndham’s refinancing of its term loan B.
(e)	Represents costs associated with Wyndham’s spin-off from Wyndham Worldwide.
(f)	Relates to the foreign currency impact from hyper-inflation, primarily in Argentina, which is reflected in operating expenses on the income statement.
(g)	Relates to the impact of the sale of Wyndham’s owned hotels and the exit of its select-service management business.
(h)	Relates to the quarterly timing variances from Wyndham’s marketing funds.
Reconciliation of Adjusted EBITDA Margin:
Year Ended December 31, 2022
Operating income margin	41%
Depreciation and amortization.	6%
Impact from adjustments to arrive at adjusted EBITDA	1%
Marketing, reservation and loyalty fees	33%
Adjusted EBITDA margin	81%
Reconciliation of Free Cash Flow and Free Cash Flow Conversion:
	Six Months Ended June 30, 2023	Year Ended December 31, 2022
Net cash provided by operating activities	$176	$399
Less: Property and equipment additions	(18)	(39)
Free cash flow	$158	$360
Adjusted net income (see table above)	$155	$360
Free cash flow conversion	102%	100%
D-3